NO ACT

AE
1-29-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

DIVISION OF
CORPORATION FINANCE

10011175

March 30, 2010

Received SEC
MAR 3 0 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-10

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

Dear Mr. Smith:

This is in response to your letter dated January 29, 2010 concerning the shareholder proposal submitted to Wal-Mart by the AFL-CIO Reserve Fund and the Sisters of the Holy Spirit and Mary Immaculate. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Daniel F. Pedrotty
Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

Gabriella Lohan
Treasurer
Sisters of the Holy Spirit and Mary Immaculate
300 Yucca Street
San Antonio, TX 78203-2399

March 30, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

The proposal urges the board of directors to adopt principles for national and international action to stop global warming based upon the principles specified in the proposal.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Wal-Mart's policies, practices and procedures compare favorably with the guidelines of the proposal and that Wal-Mart has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

January 29, 2010

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Walmart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2010 Annual Shareholders' Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted by the AFL-CIO Reserve Fund (the "*Proponent*") and its co-proponent, the Sisters of the Holy Spirit and Mary Immaculate. Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to begin printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, Walmart would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal urges the Board of Directors of the Company (the "*Board*") "to adopt principles for national and international action to stop global warming," based upon six principles set forth in the Proposal (the "*Six Principles*"). In summary, the Six Principles are:

1. reduce emissions to levels guided by science to avoid dangerous global warming;

2. set short- and long-term emissions targets that are certain and enforceable;

3. ensure that states and localities continue their pioneering efforts to address global warming;

4. establish a transparent and accountable market-based-system that efficiently reduces carbon emissions;

5. use revenues from the carbon market to achieve six enumerated goals relating to global warming; and

6. ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Exhibit A to this letter includes the exact text of the Proposal.

II. Ground for Exclusion.

The Company believes that the Proposal is excludable on the basis that the Proposal has been substantially implemented by Walmart as contemplated by Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

As stated by the Commission in regard to the predecessor to Rule 14a-8(i)(10), the general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007)[1]; *ConAgra Foods, Inc.* (July 3, 2006)[2]; *Johnson & Johnson* (February 17, 2006)[3]; *Exxon Mobil Corporation* (March 18, 2004) and *Xcel Energy, Inc.* (February 17, 2004) ;[4] *The Talbots, Inc.* (April 5, 2002);[5] *AMR Corp.* (April 17, 2000);[6] *Masco Corp.* (March 29, 1999);[7] *Erie Indemnity Co.* (March 15, 1999);[8] and *Nordstrom, Inc.* (February 8, 1995).[9] *See also Caterpillar Inc.* (March 11, 2008); *Wal-Mart Stores, Inc.* (March 10, 2008); *PG&E Corp.* (March 6, 2008); *The Dow Chemical Co.* (March 5, 2008); and *Johnson & Johnson* (February 22, 2008), where, in each instance, the Staff concurred that the registrant could exclude under Rule 14a-8(i)(10) a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives. As reflected by the *Masco Corp.* letter cited above, differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern.

The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the objectives sought by the Proponent through its adoption of various internal policies and adherence to particular principles.

---

1 Permitting exclusion of a shareholder proposal seeking declassification of the board of directors where the company and its shareholders had previously acted to declassify the company's board of directors.

2 Permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report.

3 Permitting exclusion of a proposal recommending verification of employment legitimacy where the company was already acting to address the concerns of the proposal.

4 Both permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

5 Permitting exclusion of a proposal requesting that the company implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards.

6 Permitting exclusion of a proposal where the company had already implemented such a policy.

7 Permitting exclusion of a proposal upon notice that the company had already adopted a similar resolution.

8 Permitting exclusion of a proposal to make the company's conflict of interest policy applicable to gifts to directors where the company had already adopted a resolution generally barring acceptance of gifts of greater than nominal value by directors.

9 Permitting exclusion of a proposal that the company adopt a code of conduct for its foreign suppliers, which was substantially covered by existing company guidelines, as being moot.

As one of the largest companies in the world and with an expanding global presence, Walmart has worked to become a leader in environmental sustainability. It has a climate strategy that embodies four primary elements:

- reduce its direct carbon footprint (compared to a 2005 baseline);
- help its suppliers reduce their carbon footprint;
- sell more energy-efficient products to help its customers reduce their carbon footprint; and
- be actively engaged in public policy dialogue.

In implementing that strategy, Walmart is taking a variety of concrete actions, including:

- working to make its stores, distribution centers and fleet of trucks more energy efficient, with a goal to be supplied 100% by renewable energy;
- working toward creating zero waste;
- working with suppliers to limit their carbon footprints and emissions and to reduce solid wastes, such as packaging materials (including through such initiatives as the Company's "packaging scorecard" and "sustainability index");
- supporting legislative action aimed at reducing carbon emissions;
- being involved in other initiatives aimed at limiting the carbon dioxide and other greenhouse gas emissions from its, its suppliers' and its customers' facilities, homes and vehicles and other activities; and
- partnering with concerned organizations and groups such as the Clinton Global Initiative and the Carbon Disclosure Project (which focuses on collecting and distributing information aimed at motivating action to address climate change).

The Company generally describes its environmental initiatives in its *2009 Global Sustainability Report*, a copy of which is available on Walmart's corporate website at www.walmartstores.com/Sustainability/7951.aspx (the "*Sustainability Report*").

If one reads the Proposal literally, the Proposal urges the Board to adopt principles for national and international action that are *based on* the Six Principles. The Proposal does not specify the exact nature of the principles to be adopted by the Board, or precisely how the principles adopted by the Board must be based on the Six Principles. By its own breadth and indefiniteness, the Proposal leaves the determination regarding the specific principles to be adopted entirely within the discretion of the Board. That being the case, Walmart has reviewed its existing policies and principles regarding global warming and believes that it has substantially implemented the Proposal. Walmart has in place policies regarding national and international action that embody and reflect, at least to some degree, each of the Six

Principles. In fact, Walmart's ongoing efforts in environmental sustainability reflect the fact that Walmart already acts in a manner that is consistent with the Six Principles. In particular, the Company directs the Staff's attention to the following points regarding the Six Principles.

- *Regarding the Six Principles in general*: In pages 35 through 41 of the Sustainability Report (copies of which are attached to this letter as Exhibit B), Walmart describes its objectives and principles with respect to the climate and the particular actions it is committed to taking with respect to the impact of the Company's operations on the climate.

- *Regarding Principle No. 1, which relates to reducing carbon emissions*: As discussed on pages 42 through 44 of the Sustainability Report (copies of which are attached as Exhibit C to this letter), Walmart is making substantial efforts to attain meaningful gains in fuel efficiency for its trucking fleet, which is one of the largest private fleets in the world, thereby attempting to significantly limit carbon emissions. In addition, the Company is undertaking efforts to make its stores, Sam's Clubs and distribution centers more energy efficient and to use renewable energy systems, such as wind and solar power, daylight harvesting, and radiant heat technology. *See* pages 27 through 34 of the Sustainability Report (copies of which are attached as Exhibit D to this letter). These efforts are driven, in part, to reduce the Company's reliance on non-renewable energy and to reduce the Company's greenhouse gas emissions.

- *Regarding Principle No. 2, which relates to setting short-term and long-term goals for carbon emissions:* Walmart has set definite short- and long-term goals for reduction of carbon emissions and for other actions that could result in reduced carbon emissions by or attributable to the Company, its suppliers and its customers. *See* pages 20 through 26 and page 37 of the Sustainability Report (copies of which are included in Exhibit E to this letter), wherein those goals for reduction of greenhouse gases (using a 2005 baseline) at its existing stores, Sam's Club facilities and distribution centers around the world and for its trucking fleet's fuel efficiency (which translates into lesser carbon emissions) are disclosed.

- *Regarding Principle No. 3, which relates to ensuring that states and localities continue pioneering efforts to address global warming:* Walmart has created twelve "Sustainable Value Networks," some of which include representatives of government agencies, to help direct Walmart's environmental sustainability efforts, including efforts that can affect the environmental initiatives of Walmart and the communities in which it does business. *See* page 19 of the Sustainability Report, which discusses such networks (a copy of which is attached as Exhibit F to this letter). Moreover, Walmart actively engages with governmental agencies and other organizations on environmental and sustainability issues on an international, national and local level. *See* page 39 of the Sustainability

Report (a copy of which is attached as Exhibit G to this letter) for a discussion of one facet of such effort. Please also see page 40 of the Sustainability Report (a copy of which is attached as Exhibit H hereto) for a discussion of Walmart's "Greening State Capitols" program, which program reflects the Company's commitment to working with states and localities to make pioneering efforts to address climate change. Please also see Walmart's paper, "Wal-Mart Position on Greenhouse Gas Emissions" dated May, 2008 (a copy of which is attached as Exhibit I hereto) (the "Position Paper"), which discusses Walmart's work with the Chinese government to address carbon emissions in that country.

- *Regarding Principle Nos. 4 and 5, which relate to the establishment of a market-based system that reduces carbon emissions and the use of revenues from that market to support certain efforts:* Walmart is committed to the enactment of well-designed cap-and-trade legislation, which it expects would result in the establishment of a market-based system to reduce emissions of the type suggested by Principle No. 4 and could result in support of any number of the efforts alluded to by Principle No. 5. *See* pages 35 and 40 of the Sustainability Report (copies of which are attached as Exhibit J to this letter) for discussion of that commitment. Please also see Walmart's press release, dated January 19, 2007 (a copy of which is attached as Exhibit K hereto) reporting on Walmart's support for "strong national policies and market-based programs for greenhouse gas reductions . . . ." Walmart's positions on carbon emissions, as reflected in the Position Paper, embody aspects of Principle No. 5, such as investment of carbon market revenues "in clean energy technologies and energy efficient measures." For example, the Position Paper specifically notes Walmart's view that the proceeds from the sale of credits in the carbon market could be used to "fund the discount and/or promotion of energy efficient consumer products."

- *Regarding Principle No. 6, which relates to providing incentives to countries to encourage their equitable contribution to emission reductions and effective deterrents to global warming*: Walmart has undertaken many initiatives around the world that provide incentives for persons in various countries to act in environmentally responsible ways, including ways that will affect their carbon emissions and thereby aid their countries in doing their part in fighting climate change. For example, Walmart's suppliers know that Walmart is committed to dealing with suppliers who are themselves committed to reducing their carbon footprints. *See* pages 37 through 65 of the Sustainability Report (copies of which are attached as Exhibit L to this letter), which contain discussions of examples of Walmart's engagement with third parties and its efforts to provide incentives to those third parties to help reduce their countries' carbon emissions. On June 2, 2008, Walmart wrote a letter to Senator Barbara Boxer, the Chair of the U.S. Senate's Committee on Environment and Public Works, and Senator James Inhofe, the Ranking Member of that committee, regarding Walmart's view on U.S. climate change legislation (a copy of which is attached as Exhibit M hereto). In that letter, Walmart noted that:

> "Wal-Mart believes that a key element of U.S. climate change policy should be to create incentives and encourage actions by other countries, including large emitting economies in the developing world, to implement greenhouse gas reduction strategies. We support constructive diplomatic efforts to make all countries part of the solution."

As is demonstrated by the foregoing and by the Sustainability Report, Walmart has adopted and works daily to implement principles that are based on the concepts that the Six Principles reflect. By not specifying the principles the Board must adopt, the Proposal gives the Board great discretion to determine what global warming principles the Board will adopt. The Proponent could have easily written a proposal giving greater certainty and definition to the Proposal's requirements. Because of the Proposal's lack of specificity as to how the Proposal needs to be implemented, Walmart's determination regarding whether it has already substantially implemented the Proposal should be given great deference. Walmart has adopted its current principles for environmental action after careful consideration and with due regard to the actions that Walmart, as a business organization with responsibilities to its shareholders, may properly take to help combat climate change. As a consequence, Walmart does not anticipate that it would adopt any principles in addition to those already guiding its own already extensive actions with regard to carbon emissions and climate change if the Proposal were to be adopted.

Accordingly, Walmart believes that it may exclude the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by Walmart.

III. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-3077 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron W. Smith
Assistant General Counsel

cc: AFL-CIO Reserve Fund
c/o American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Attention: Mr. Rob McGarrah

Sisters of the Holy Spirit and Mary Immaculate (Co-proponent)
c/o Mr. Rob McGarrah
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2009

Sent by FAX and UPS Next Day Air

Mr. Gordon Y. Allison, Vice President
and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,634 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Principles to Stop Global Warming

RESOLVED: The Shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.

2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.

3. Ensure that states and localities continue their pioneering efforts to address global warming.

4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

    - Keep consumers whole as our nation transitions to clean energy;
    - Invest in clean energy technologies and energy efficiency measures;
    - Assist states, localities and tribes in addressing and adapting to global warming impacts;
    - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
    - Support efforts to conserve wildlife and natural systems threatened by global warming; and
    - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Supporting Statement

The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped.

The President has warned that, "the threat from climate change is serious, it is urgent, and it is growing. Our generation's response to this challenge will be judged by history, for if we fail to meet it—boldly, swiftly, and together—we risk consigning future generations to an irreversible catastrophe." [Speech to G-20, 9/22/2009.]

Leading companies, including Alcoa, Apple, Caterpillar, Deere, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming.

Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming.

We urge you to vote FOR this proposal.

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

December 14, 2009

Thomas D. Hyde
Executive Vice President, Legal Affairs and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW Eighth Street MS0240
Bentonville, AR 72716

Dear Mr. Hyde:

I am writing you on behalf of the Sisters of the Holy Spirit and Mary Immaculate in support the stockholder resolution on Principles to Stop Global Warming. In brief, the proposal states that the Shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the AFL-CIO for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of Wal-Mart Stores, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Rob McGarrah of the AFL-CIO at 202-637-5335 or at rmcgarra@aflcio.org.

Respectfully yours,

Sr. Gabriella Lohan

Sr. Gabriella Lohan, Treasurer

Holy Spirit Convent
300 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: Gabriella@shsp.org

Principles to Stop Global Warming

2010 – Wal-Mart Stores, Inc.

RESOLVED: The Shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.

2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.

3. Ensure that states and localities continue their pioneering efforts to address global warming.

4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.

5. Use revenues from the carbon market to:

* Keep consumers whole as our nation transitions to clean energy;

* Invest in clean energy technologies and energy efficiency measures;

* Assist states, localities and tribes in addressing and adapting to global warming impacts;

* Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;

* Support efforts to conserve wildlife and natural systems threatened by global warming; and

* Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.

6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

Supporting Statement: The President of the United States, the Congress and heads of state of America's global trading partners all agree that global warming is a clear and present danger and must be stopped.

The President has warned that, "the threat from climate change is serious, it is urgent, and it is growing. Our generation's response to this challenge will be judged by history, for if we fail to meet it ,boldly, swiftly, and together, we risk consigning future generations to an irreversible catastrophe." [Speech to G-20, 9/22/2009.]

Leading companies, including Alcoa, Apple, Caterpillar, Deere, Dow Chemical, Duke Energy, Entergy, Gap, General Electric Company, IBM, Johnson & Johnson, PepsiCo, Starbucks and Xerox have recognized the threat posed by global warming and are taking steps to stop it. Each company has adopted principles that recognize that the way forward must include national legislation and international treaties to effectively stop global warming.

Our Company and its shareholders would realize significant gains from the Board's adoption of principles to stop global warming.

We urge you to vote FOR this proposal.

Exhibit B

Environment

Climate

WAL-MART'S CLIMATE STRATEGY



Reduce our Company's direct footprint.



Help our suppliers reduce their footprint.



Sell more energy-efficient products to help our customers reduce their footprint.



Be actively engaged in public policy dialogue.

OVERVIEW

Wal-Mart is looking at ways to reduce its greenhouse gas emissions. Climate change may not cause hurricanes, but warmer ocean water can make them more powerful. Climate change may not cause rainfall, but it can increase the frequency and severity of heavy flooding. Climate change may not cause droughts, but it can make droughts longer.

Every company has a responsibility to reduce greenhouse gases as quickly as it can. That's why we are working in a number of areas to reduce our Company's carbon footprint, and also working with our suppliers and customers to help them do the same. Currently, we are investing in renewable energy, increasing energy efficiency in our buildings and trucks, working with suppliers to take carbon out of products and supporting legislation in the U.S. to reduce greenhouse gas emissions – including the enactment of a well-designed cap-and-trade system.

We see this as one way we can leverage our broad network of suppliers, stakeholders, associates and customers to drive sustainable change in our industry and beyond. As we do this, we are learning more and more about how to become a more responsible global retailer and about the value of sharing our learnings as we go.

Environment

OUR ENVIRONMENTAL IMPACT

With more than 7,800 stores around the world and operations that are still expanding, our environmental impact continues to grow. While we have made improvements in reducing our energy intensity by sales volume, we recognize that we have the responsibility to find opportunities to further reduce our environmental impact whenever possible. By making changes to our own operations, we can identify ways to save money on energy and waste, while reducing our direct carbon footprint. Additionally, we have launched new efforts to bring more sustainable practices into our supply chain to reduce our indirect environmental impact.

TONNES OF CO_2 BY MARKET (2005–2007)

(In millions)


18
15
12
9
6
3
0
Americas
Asia
U.K.
U.S.
2005
2006
2007

TOTAL TONNES OF CO_2 EQUIVALENT (2005–2007)

(In millions)


25
20
15
10
5
0
05
06
07

WAL-MART'S CO_2 EMISSIONS PER SALES*

(Tonnes/$1 million USD)


60
45
30
15
0
05 (FY06)
06 (FY07)
07 (FY08)

**During fiscal years 2006, 2007 and 2008, foreign currency exchange rates had a $1.4 billion USD, $1.5 billion USD and $4.5 billion USD favorable impact on net sales, respectively. As a result, efficiency improvements when calculated as global CO_2 emissions per $1 million USD of global net sales, appear stronger than if there had been no exchange rate impact to net sales. We fully expect future currency exchange rates and market conditions to impact this measurement and potentially impact future CO_2 per net sales ratios either for the positive or for the negative.*

RENEWABLE ENERGY PROGRAMS

We have three climate change goals:

1. Reduce greenhouse gases at our existing stores, Sam's Club facilities and distribution centers around the world by 20 percent by 2012 (2005 Baseline).
2. Design and open a viable store prototype that is 25 to 30 percent more efficient and produces up to 30 percent fewer greenhouse gas emissions by the end of 2009 (2005 Baseline).
3. Double our fleet efficiency in the U.S. by 2015 (2005 Baseline).

Americas

United States

In 2008, Walmart produced more than 7 million kilowatt hours (kWh) of electricity from renewable energy sources in the U.S. The energy was generated by a combination of wind and solar power projects at our facilities.

Solar Power: In our 2007 report, we noted that we would be installing solar projects in up to 22 stores, Sam's Club facilities and distribution centers located in California and Hawaii. Since then, we have successfully completed 20 of those installations with our partners BP Solar, Power Light and Sun Edison and expect to add additional installations in 2009. In 2008, these systems produced more than 7 million kWh of clean, renewable energy. Many of these systems came on line during the last year and we expect a full year's production from all of these systems to reach 16 to 18 million kWh, and could reduce greenhouse gas emissions by 6,000 to 8,000 metric tons per year.

Wind Power: In addition to solar power, we have also moved into purchasing wind-generated electricity. Last November, we announced that we would enter into a four-year wind power purchase agreement with Duke Energy for our stores in Texas. Approximately 350 of our stores and facilities in Texas began using wind-generated, clean electricity in April 2009. The wind farm is expected to have a 90.4 megawatt capacity, generating 226 million kWh of renewable power each year. This is enough electricity to supply up to 15 percent of our total energy load in these stores and facilities in the deregulated market in Texas, or power more than 20,000 American homes for one year. This purchase will also help us avoid producing 139,870 metric tons of CO_2 emissions, which is equivalent to the CO_2 emissions produced by 18,000 homes every year, or 15.8 million gallons of gasoline when consumed. This initiative represents one of the largest purchases of green power among retailers.



Mexico

In early 2009, Wal-Mart de Mexico successfully installed the largest photovoltaic complex in Latin America, according to ANES (the Mexican Solar Energy Association). The project consists of more than 1,000 solar panels, is expected to generate 20 percent of the power needed by the Bodega Aurrerá Aguascalientes store and will reduce total CO_2 emissions by 140 tons annually.

Canada

Wal-Mart Canada is one of the nation's largest commercial purchasers of green power, offsetting coal and nuclear power with wind and low-impact hydroelectric alternatives provided by Bullfrog Power. In 2008, Wal-Mart Canada purchased more than 23,000 megawatts of renewable energy, an increase of the more than 16,000 megawatts purchased in 2007.

Moving forward, Wal-Mart Canada will consider investing in additional sources of renewable energy, including geothermal heat pumps and solar power. Additionally, Bullfrog Power offers Wal-Mart associates a discount on clean energy for their homes.

CANADIAN RENEWABLE ENERGY PRODUCTS

(in Megawatt Hours)



24,000
18,000
12,000
6,000
0
06
07
08

Puerto Rico

Our Puerto Rico market is also developing the largest renewable energy project on the island as a consumer. Up to five stores are expected to be outfitted with solar panels in 2009, and they expect the project to expand to 22 stores in the next five years.

Asia

Japan

In Japan, Seiyu is examining the potential to use solar power at their stores. In the meantime, they are participating in the "Green Electricity Certificate System," which enables them to purchase 1 million kWh of renewable energy for use in their stores every year.

REDUCING CARBON IN OUR SUPPLY CHAIN

Americas

United States

In September 2007, we announced that we would work with the Carbon Disclosure Project (CDP) to measure energy use and emissions throughout our supply chain. This pilot program incorporated seven Walmart supplier sectors, including DVDs, toothpaste, soap, beer, milk, vacuum cleaners and soda product categories. Throughout 2008, Walmart and the CDP evaluated the pilot and are now preparing for the next phase to incorporate more product categories into the analysis.

Europe

United Kingdom

In the U.K., ASDA is also working with suppliers to reduce the amount of carbon in the supply chain. In 2007, ASDA worked closely with a number of our fresh food suppliers to map the embedded carbon in their products, including eggs, milk, potatoes, lamb and chicken. As part of this work they identified "hot spots" that can be targeted to significantly reduce levels of carbon. For example, ASDA is working with 100 dairy farms to calculate their individual carbon footprint and then provide them with a toolkit to help identify and reduce embedded carbon.



FORESTS AND CLIMATE CHANGE

The burning and clearing of forests accounts for roughly 20 percent of total global greenhouse gas emissions, more than the emissions from all the world's cars, trucks and airplanes combined. Various facets of our environmental strategy promote sustainable management of the world's forests, including our participation in the World Wildlife Fund's (WWF) Global Forest and Trade Network, the investment by Wal-Mart Brazil in Amazon conservation, and the responsible mining criteria developed through our Jewelry Sustainable Value Network.

In 2008, we participated in a process convened by The Forests Dialogue, which brought together more than 250 experts from industry, governments, multilateral institutions, indigenous people's organizations and conservation groups. The meeting culminated in a consensus "Statement on Forests and Climate Change" provided to international policymakers.

HELPING OTHERS REDUCE THEIR CARBON FOOTPRINT

In addition to reducing the energy consumption in our own stores and Sam's Club facilities, we are also taking steps to help our customers and members reduce the footprint of their homes. In 2008, Sam's Club converted nine Southern California facilities to include home energy efficiency centers within the aisles. These centers offer members roof-top solar panels (one of the first mass-market distribution efforts), energy-efficient appliances, next-generation efficient lighting, and other products that promote sustainability such as low-flow toilets and showerheads. In 2009, Sam's Club expects that nearly all of its locations will feature centers like this.

To share our learnings, we partnered with the National Governors Association (NGA) in the U.S. in 2008 to launch the "Greening State Capitols" program. This unique public-private partnership between NGA and Walmart offered energy audits of capitol complexes around the country, providing recommendations on efficiency improvements and estimates of the amount of energy and money each state can save. During a two-day auditing process, we sent a team of engineering experts to survey state buildings and to suggest energy efficiency improvements based on technologies that we have successfully deployed in a number of our stores, Sam's Club locations and additional facilities around the world. The areas covered in the audit included:

- lighting,
- heating, ventilation and air-conditioning systems (HVAC),
- refrigeration and other equipment,
- technologies such as programmable thermostats, and
- building structure, including insulation and windows.

We are currently delivering final written reports to participating states and working with the NGA to compile cumulative results of the partnership, which will be published later this year.

U.S. CLIMATE POLICY

We are also looking at ways we can apply our learnings and create opportunities for U.S. consumers and businesses to reduce emissions. We believe climate legislation should be designed both to help consumers make better choices and to stabilize greenhouse gas emissions. In other words, it should help people save money and also live better lives.

To this end, we believe a well-designed cap-and-trade system will foster the competition, innovation, and business-to-business and business-to-consumer transactions that will result in low-cost emission reductions and the creation of new "green" jobs. We anticipate that a new, increased demand for clean energy and energy-saving technologies and services will be good for our customers and good for America.



What others are saying:

"We applaud Wal-Mart's drive to increase its use of energy efficiency and renewable energy technologies and look forward to the long-term positive impact their efforts will have on our environment. Wal-Mart's decision to take advantage of the economic and environmental benefits of solar power and energy efficiency technologies is a great step in the right direction."
Ron Judkoff, director of the Buildings and Thermal Systems Center at the U.S. Department of Energy's National Renewable Energy Laboratory (NREL)

"Wal-Mart's action shows that low-carbon technology is increasingly competitive and long-term sustainability is a winning business strategy. Wal-Mart's smart and innovative approach should be used more widely."
Andrew Aulisi, director of the markets and enterprise program, World Resources Institute

"The gloomy economy and falling oil and gas prices have put the damper on plenty of clean-energy projects, such as T. Boone Pickens' big Texas wind farm. But today's storm clouds are just a passing phenomenon, if Wal-Mart's plans are any indication... More than just a public-relations ploy, increasing reliance on renewable energy is a way to hedge exposure to volatility in energy markets (as the city of Houston showed earlier this year). Clean energy may not provide 100 percent of the country's power in coming years, but the more it becomes an argument for companies to take care of their bottom line, the stronger its prospects become. And Wal-Mart's announcement is a reminder that not everybody is tearing up their clean-energy plans for tomorrow based on today's dip in fossil-fuel prices."
Keith Johnson, WSJ.com, "Wal-Mart: Wind Power's Good for the Bottom Line, Even With Cheaper Gas," November 20, 2008

"State and local governments spend more than $11 billion on energy every year and those costs are growing rapidly. States need to lead by example and the NGA is excited to partner with Wal-Mart and use its expertise to improve energy efficiency and save money at state capitol buildings across the nation."
Minnesota Governor Tim Pawlenty, former chairman of the National Governors Association

Exhibit C

Logistics


Walmart
Save money. Live better.
53'

OVERVIEW

Our Company operates one of the largest private trucking fleets in both the U.S. and the U.K., and these fleets support a number of strategically organized Wal-Mart distribution centers within those countries. Today, our Logistics Division is working hard to make our entire fleet more efficient, develop the most efficient routes, increase the number of cases per load and create more sustainable distribution centers.

These initiatives are helping us travel fewer miles. But perhaps most importantly, our initiatives are helping us bring products more efficiently and inexpensively to our customers, reducing our overall impact on the environment and helping us deliver on our mission of saving people money so they can live better.

ACCOMPLISHMENTS IN OUR TRUCKING FLEET

Americas

United States

In 2008 and early 2009, we celebrated a number of significant accomplishments in our U.S. Logistics Sustainable Value Network (SVN). Perhaps most notable, we surpassed our goal set in 2005 to make our fleet 25 percent more efficient by the end of 2008. We calculate our fleet efficiency by first dividing the number of miles we traveled by the average fuel efficiency we achieved in our trucks as measured in miles per gallon. This leaves us with the amount of fuel we used to travel those miles. We next take the number of cases we delivered during the same time period and divide it by the amount of fuel we used to deliver the cases. By calculating our efficiency in this way, we can tie in all of the aspects that play a role in our fleet efficiency. Overall, we reached a 38 percent increase in efficiency by working within our SVN and with our partners to install fuel-saving technologies on our trucks, load our trucks and cases more efficiently, improve our routing and eliminate the number of empty miles our trucks traveled.

We calculate our fleet efficiency using the following equation:

$$\text{Number of Cases Delivered} \div \frac{\text{Number of Miles Traveled}}{\text{Miles/Gallon}}$$

These initiatives enabled us to deliver 3 percent more cases to our stores while driving 7 percent, or about 90 million, fewer miles in absolute terms. If we had driven at the same efficiency level and used the same routes and loading methods in 2008 as we did in 2007, we would have driven nearly 140 million more miles to deliver those extra cases.

By driving fewer miles, we avoided adding 200,000 metric tons of CO_2 into the atmosphere. These efficiency improvements also resulted in fewer trucks being on the road, reducing wear-and-tear on roads, highways and bridges. Additionally, our changes helped us save almost $200 million last year. Now, we are working toward our goal to double the efficiency of our fleet by 2015 compared to our fleet in 2005.

While we continued to make our existing trucks more efficient by improving engine calibration and installing technologies such as auxiliary power units (APUs), we have made additional efforts to explore and integrate aerodynamic and alternatively fueled trucks into our fleet. In 2008, we added more than 1,100 aerodynamic trucks to our fleet to further improve our fleet efficiency. We plan to add 1,300 more in 2009.

We still have a lot of progress to make before we reach our goal to double the efficiency of our fleet by 2015, but we believe we are moving in the right direction to meet that goal.

In addition to transporting products, we have a fleet of passenger cars used to transport associates. We committed to purchasing an additional 300 hybrid cars for our passenger fleet in 2009. Currently, we have 860 hybrids, which is almost 17 percent of the fleet.

FLEET EFFICIENCY IMPROVEMENT

(cases delivered divided by miles traveled and average fleet mpg)


30
20
10
0
05
08
Fleet efficiency improved 38 percent between 2005 and 2008.

HYBRID CARS IN WAL-MART'S FLEET


1,000
750
500
250
0
07
08
09


ASDA
WAL★MART
supercentre
ASDA

Europe

United Kingdom

By the end of 2009, our ASDA stores aim to have their truck fleet emit 40 percent fewer carbon emissions – measured by volume of cases shipped – than their fleet emitted in 2005. This fleet improvement program is called "Fewer and Friendlier Road Miles" and is helping ASDA reduce the number of empty trucks on the road and integrate new technologies into the fleet.

To reduce the number of miles driven, ASDA developed initiatives to increase the number of backhauls and fronthauls they run. Backhauls enable ASDA to fill empty trucks traveling between the stores and distribution centers to collect shipments from suppliers for direct delivery to the distribution centers. In 2008, this initiative saved ASDA approximately 1.17 million miles in ASDA's supply chain, reducing almost 1 million empty miles for ASDA trucks alone. ASDA also uses a fronthaul initiative, in which suppliers deliver ASDA's goods, as opposed to an ASDA truck, in the event the suppliers' drivers are already headed to that destination. In 2008, this saved ASDA 1.4 million road miles. Total road mileage saved in 2008 through ASDA's logistics sustainability efforts was 8 million miles and eliminated the production of 10,222 tons of CO_2 from its trucks.

Also included in the "Fewer and Friendlier Road Miles" program are the addition of new technologies and using other transportation methods to move products. ASDA is improving efficiency and saving road miles by making use of trains and double-trailers. Each month, ASDA displaces 625,000 road miles and eliminates 475,000 road miles, respectively, by utilizing these large-load platforms. ASDA is also using synthetic oils, fuel additives and integrating technological solutions into the trucks to improve efficiency. One technology called Isotrack is a computer installed in cabs that analyzes driving patterns and their effect on fuel efficiency.

Asia

Japan

In Japan, Seiyu aims to reduce the amount of fuel needed to transport 1 ton of goods per kilometer by 25 percent by 2012. Seiyu measures the amount of fuel required to carry 1 ton of goods 1 kilometer and is tracking well toward the goal. Between 2007 and 2008, Seiyu was able to transport 16 percent more goods over the same amount of distance by using more efficient routing and loading techniques for trucks, and consolidating operations and deliveries. Last year, their efficiency improvements led to a decrease in CO_2 emissions by more than 13 percent. Going forward, they plan to further improve their fleet efficiency by expanding the use of local products and continued logistics optimization.

Exhibit D

Buildings



OVERVIEW

As Wal-Mart continues to grow, we plan to limit our use of natural resources in order to preserve their availability for generations to come. Since our last report in 2007, we have continued to integrate innovative ways to make our stores, Sam's Club locations and additional facilities more energy efficient, manage greenhouse gas emissions, conserve water and use recycled materials that reduce the use of virgin materials.

To build on the progress we have made in the U.S., in 2007 we challenged each of our international markets to develop a high-efficiency prototype that minimizes energy use as well as the impact on the local community. Many of our markets have been successful with this initiative and have created pioneering solutions to confront some of the biggest environmental issues facing their communities.

ACHIEVEMENTS IN BUILDING DESIGN

Americas

United States

In the U.S., we have developed a number of initiatives designed to help us move toward our goals to:

- Design and open a viable store prototype in the U.S. that is up to 25 to 30 percent more efficient and will produce up to 30 percent fewer greenhouse gas emissions by 2009 (2005 Baseline).
- Reduce greenhouse gases at our existing store, club and distribution center base around the world by 20 percent by 2012 (2005 Baseline).

These ambitious goals are rooted in a three-step process (as seen below) of experimenting, piloting and then deploying new technologies in our prototype buildings – some incremental, some game-changing. We're also retrofitting existing stores with some of these technologies. In the past year, we have taken several of the more progressive technologies from our experimental stores in Colorado and Texas (see graphic below) and applied them to stores built within our high-efficiency store series. In 2008, we opened four second-generation, high-efficiency pilot stores in the U.S. that are estimated to use 25 percent less energy and expected to reduce greenhouse gas emissions by decreasing refrigerant use by an estimated 90 percent compared to the baseline Walmart supercenter.

Three-Phase Technology Deployment Process

Experiment

Learn about the potential for technologies to be applied in scale at Walmart facilities by testing on a small, controlled scale.

Example: Experimental Stores – Located in McKinney, Texas, and Aurora, Colorado, these stores serve as Walmart's initial testing ground for energy efficient technologies, new building materials and new landscaping methods. Technologies being tested here include solar and wind power generation.

Pilot

Test promising technologies in large numbers to determine the viability of rolling out the technology to all facilities.

Example: High Efficiency (HE) Store Series – This series of stores enables us to test technologies that have passed the experiment phase, but need to be tested in a real world situation before being integrated into our baseline store model. So far, we have eight HE stores in operation, including the HE.1, HE.2 and HE.5 series. In early 2008, we opened the HE.5, in Las Vegas, Nevada. This store was specifically designed for the dry climate and features technological advancements that make it our most efficient store in the U.S. by conserving up to 45 percent more energy than the baseline Walmart supercenter and reduces refrigerant use by 90 percent.

Deploy

Make technology a part of new facility prototypes and plans, and sometimes retrofit older facilities.

Example: Baseline Model – Some of the advanced technologies in Wal-Mart's 2008 prototype include a daylight harvesting system that integrates dimmable T 8 fluorescent lamps and LEDs in exterior building signage and in food cases with doors. The prototype also features one of the industry's most efficient heating, ventilation and air conditioning (HVAC) units available, and incorporated water conservation measures.

Secondary Loop Refrigeration System


Condenser
Primary
Refrigerant
Loop
Comp.
Receiver
Chiller
Secondary
Coolant
Loop
Pump
Heat Exchanger

As these high-efficiency stores were opened throughout 2008, we began monitoring their performance and expect to have data to report in our next global sustainability report. We expect that some of the improvement in energy efficiency will result from a new secondary loop refrigeration system, combined with an advanced water-source heating, cooling and refrigeration system. The technology uses a non-refrigerant-based solution to cool refrigerator and freezer cases, resulting in a 90 percent reduction in refrigerant. These second-generation pilots represent the first time secondary loop refrigeration technology has been paired with a water-source heating and cooling system in retail.

Also in 2008, we opened our most energy-efficient store in the U.S., the latest-generation high-efficiency store in Las Vegas, Nevada. This store is designed specifically for the Western climate, meaning the efficiency gains are made possible by innovations designed for the conditions of the region. The store is expected to use up to 45 percent less energy than the baseline supercenter by featuring advancements in heating, cooling, refrigeration and lighting to conserve energy and reduce greenhouse gas emissions. Specifically, the store features the integrated water-source format system that we evaluated in previous pilot stores, but it has been adapted to the unique local climate and includes evaporative cooling and radiant flooring technologies. This technology naturally reduces the temperature of water by pumping it through roof-mounted cooling towers and running the cold water underneath the retail floor to cool the shopping area. Together, the systems provide a comfortable shopping environment for our customers while using less energy.

We have also been working for several years to make our building materials more sustainable. We already require that all newly constructed stores and Sam's Club facilities either replace 15 to 20 percent of their cement with fly ash, a waste product of coal-fired electrical generation, or replace 25 to 30 percent of their cement with slag, a waste product of steel manufacturing. Replacing cement with waste products such as slag or fly ash can help offset the greenhouse gas emitted in the cement manufacturing process. In 2008, we were able to replace 18 percent of the cement with fly ash and 22 percent with slag.

In 2008, we incorporated several additional sustainable components to our buildings. For example, all new Walmart stores and Sam's Club facilities are built with exposed concrete floors, which eliminate the need for most chemical cleaners, wax strippers and propane-powered buffing.

We are also improving the energy efficiency of our distribution centers.



Environment

Puerto Rico

In Puerto Rico, energy prices are incredibly high, and the island often experiences power outages resulting from high demand. As part of its Sustainable Development Program, our Puerto Rican market has built two high-efficiency supercenters in Baramaya and Canóvanas which are estimated to be 20 percent more energy efficient than the baseline supercenter built in 2005. Each store includes environmentally beneficial features such as smart lights that dim when natural sunlight is available, energy-saving air conditioners, refrigerators and freezers that minimize the use of refrigerant and increase efficiency, and refrigerator doors that feature LED lights that are 70 percent more energy efficient than traditional fluorescent lights. Additionally, Puerto Rico has retrofitted more than 2,000 LED lamps in its stores and is committed to replacing the remaining lamps in the next three years.

Mexico

Wal-Mart de Mexico invested 640 million pesos ($57 million USD) to turn a waste dump into Mexico's first ecological shopping center. Opened in May 2008, Plaza Ecológica Ciudad Jardín is a new state-of-the-art facility which integrates technologies that save energy and water and has generated 1,500 jobs for the local community. Even more impressive than the technologies that were installed to make this mall more eco-friendly was the cleaning of the 10-hectare (approximately 25-acre) dump which previously stored trash more than 15 meters deep. To clean the waste dump, approximately 208,000 cubic meters of garbage was extracted and moved to Tultitlán sanitary fill to create energy using the bio-gas burning process. Three thousand tons of ash and lime were then injected into the remaining hole to stop decomposition, the production of methane gas and create a more stable surface for the units. The Plaza Ecológica Ciudad Jardín is now home to a Walmart supercenter, Sam's Club, Vips and El Portón restaurants.

Brazil

In 2008, Wal-Mart Brazil opened its first eco-efficient store, Supercenter Campinho, which is expected to use 25 percent less energy and 40 percent less water than the baseline Walmart supercenter in Brazil. The store is more energy efficient by using T-9 fluorescent lighting and an Energy Management System like the one used in the U.S. Additionally, the store is testing solar energy light poles that use sodium vapor 35W lamps which are generating an annual energy savings of 153.2 kWh per lamp compared to traditional light poles. This is equivalent to the monthly energy use of a typical middle-class family in Brazil. This store also has the ability to treat its own sewage using a technology that meets all environmental regulations and enables the store to reuse water. The reclaimed water is used in toilets and to irrigate gardens. An innovative feature of the store is a "green wall" built with Styrofoam blocks for insulation and covered by creeper vines which reduce the absorption of external heat into the store. Together, these two components of the "green wall" reduce the use of air conditioning and help Wal-Mart Brazil save money.

Central America

Wal-Mart Central America has installed skylights in more than 70 percent of its stores. The skylights comprise 12 to 15 percent of the store roof which leads to savings in energy needed to light the stores.

Canada

Due to public demand for energy-efficient buildings, Wal-Mart Canada pledged that beginning in the fourth quarter of 2009 all new stores built in Canada are designed to be 30 percent more energy efficient compared to stores built in 2005. And in January 2009, Wal-Mart Canada opened its first environmental store, which is estimated to use 51 percent less energy than a typical supercenter and reduce carbon emissions by an estimated 140 tons annually. It also is expected to redirect an estimated 85 percent of its waste from landfills through a variety of recycling programs.

Europe

United Kingdom

In the U.K., ASDA opened its flagship green store in Bootle, Liverpool. This store uses 40 percent less energy and is expected to emit 50 percent fewer CO_2 emissions than a standard ASDA store. In addition to its efficiency increases, the store was built using several sustainable materials. The store was built entirely from sustainably-sourced Scandinavian timber, has translucent paneling on the south-facing wall to increase natural light, uses under-floor heating from a geothermal source, and integrates recycled building materials such as bricks and aluminum roofing. The warehouse section of the store is topped by a green roof that provides wildlife habitat and removes CO_2 from the atmosphere.


ASDA

Asia

China

Wal-Mart China is working to reduce energy consumption in its existing stores by 30 percent and in its new prototype store by 40 percent by 2010. By integrating LED lights for general store lighting and introducing lighting control, new lighting arrangements, and other energy-saving initiatives, Wal-Mart China is moving closer to those goals. Currently, they have reduced energy consumption in their existing stores in China by more than 24 percent and in the prototype by more than 31 percent.

Japan

Seiyu in Japan aims to build stores that use 25 to 30 percent less energy and create 30 percent fewer emissions than stores built in 2005. So far, Seiyu has been successful in building a prototype store that uses 27.4 percent less electricity and creates 26.3 percent fewer CO_2 emissions than the 2005 baseline model. The prototype incorporates a number of energy-efficient technologies, including a temperature and humidity regulation system (a desiccant system), more efficient refrigeration cases and LED lighting. Going forward, new stores will be based on this prototype and incorporate additional energy-conserving technologies as they become viable.



CONSERVING WATER

Americas

United States

In 2007, the Southeast region of the U.S. suffered a severe drought. To address the drought, our building experts were able to implement technologies to help our Company reduce water consumption. Between November and December 2007, we retrofitted facilities with high-efficiency plumbing fixtures, such as toilets, urinals and sink faucets.

Due to the success of this retrofit, in 2008 we decided to install these high-efficiency fixtures in all of our new stores, expansions, takeovers and bathroom remodeling projects. In addition to high-efficiency plumbing fixtures, we also conducted audits on the amount of water consumed by landscaping. A few stores in the Southeast were converted from spray irrigation to subterranean drip irrigation systems, and native, drought-tolerant plants were used in landscaping. This effort proved to be very successful, and starting in April 2008, all of our new building designs began specifying the use of native plants and water-conserving irrigation systems.


GREEN STEPS WE ARE TAKING

Mexico

Wal-Mart de Mexico committed to reducing water consumption in its stores by 20 percent by 2013 using a 2008 baseline. They plan to recover and reuse all of the water in their facilities by integrating water-saving technologies into their stores and by building wastewater treatment plants. Currently, Wal-Mart de Mexico has built 338 wastewater treatment plants to minimize their on-site water use. The treatment plants have enabled them to reuse more than 340 million gallons of water. Additionally, Wal-Mart de Mexico is integrating water-saving fixtures throughout its stores and collecting rainwater to replenish groundwater levels. Wal-Mart de Mexico has reduced water use by 3.57 percent so far, which was calculated by dividing cubic meters of water used by square meters of building constructed.

Argentina

Argentina is beginning to integrate wastewater treatment plants into some of its energy-efficient stores. The water is processed on-site in these Argentinean stores and is used to irrigate landscaping.

Asia

China

Wal-Mart China has set a goal to reduce water use by 50 percent by 2010 with 2005 as a baseline. Wal-Mart China is making progress towards this goal and has reduced water use by more than 35 percent to date.


Wal-Mart China

Examples of Industry-Leading Technologies Used in Wal-Mart Stores Around the World

Energy Management System (EMS) In the U.S., we employ a centralized Energy Management System (EMS) to monitor and control the heating, air conditioning, refrigeration and lighting systems for all stores and Sam's Club locations from our Home Office in Bentonville, Arkansas. The EMS enables us to constantly monitor and control energy usage, analyze refrigeration temperatures, observe HVAC and lighting performance, and adjust system levels from a central location 24 hours a day, seven days a week.



Daylight Harvesting Many Wal-Mart stores and distribution centers around the world include a daylight harvesting system, which integrates skylights that dim or turn off interior electric lighting in response to the amount of daylight available. By using dimmable T-8 fluorescent lamps, electronic continuous dimming ballasts and computer-controlled daylight sensors with approximately one skylight per every 1,000 square feet, we can take full advantage of natural light when available. Daylight harvesting is estimated to save up to 75 percent of the electric lighting energy used in the sales area of a supercenter during daylight hours. Each daylight harvesting system is estimated to save an average of 800,000 kWh per year, which is enough energy to power 73 single-family homes (11,020 kWh average annual usage) for an entire year.



Light-Emitting Diodes (LEDs) In 2007, after being tested in our experimental stores in the U.S., LED lights in refrigerated cases became popular additions in many of our stores around the world. LED refrigerated case lighting technology is estimated to provide a more than 70 percent energy-efficient operation than fluorescent case lighting. The total energy savings for LED refrigerated case lighting is estimated to be more than 90,000 kWh per year for an average supercenter. Therefore, each store with LED case lighting saves enough energy to power almost eight single-family homes for an entire year. The lifespan of LED refrigerated case lighting is projected to be at least six years beyond conventional fluorescent refrigerated case lighting, which must be replaced, on average, every two years in a refrigerated case environment. This life expectancy allows for a significant reduction in re-lamping and maintenance costs. Additionally, LEDs contain no mercury, perform well in the cold, and produce less heat than fluorescent bulbs – heat which must be compensated for by the refrigeration equipment.



Reducing Water Consumption Some of our stores also have integrated advanced water- and energy-saving technologies in the restrooms. The restroom sinks in some newly constructed locations use sensor-activated, half-gallon-per-minute, high-efficiency faucets. Electronic sensors regulate a maximum 10-second run time per cycle. In addition, there are water turbines built into each faucet. During use, water flowing through this turbine generates the electricity needed to operate the sensors.

We are also installing high-efficiency restroom urinals and toilets that yield reductions in water usage. Automatic flush valves on the toilets have water turbines similar to the low-flow faucets, which generate the power required to activate the flush mechanism. These turbines not only save energy, but also save material by eliminating the need for electrical conduits and wiring otherwise required to power automatic flush valve sensors.

PLAZA ECOLÓGICA CIUDAD JARDÍN



In 2007, Wal-Mart de Mexico invested more than 640 million pesos ($57 million USD) to turn the former Neza 1 Waste Dump, in Netzahualcóyotl, into the country's first ecological shopping center called the Plaza Ecológica Ciudad Jardín.

It all started with the cleaning of the 10-hectare (approximately 25 acres) waste dump, which for years had stored trash more than 15 meters deep. To clean the area, workers extracted approximately 208,000 cubic meters of garbage and moved it to the Tultitlán Sanitary Fill. There, a bio-gas burning process converted the waste into viable, usable sources of energy for the surrounding community.

Then, three thousand tons of ash and lime were poured onto the site to create a more stable surface for the shopping center. This process also stopped decomposition and prevented the generation of methane gas, keeping this greenhouse gas – which is 20 times more potent than CO_2 – from entering the atmosphere and contributing to global climate change.

Today, the new state-of-the-art facility features a number of energy- and water-saving technologies such as water treatment plants to support plant life, rainwater reutilization systems and waterless urinals. The shopping center's units are fitted with fiberoptic and LED systems that optimize lighting to save energy. Additionally, the stores reuse refrigeration heat and recycle shrink wrap and cardboard. As the home of a Walmart supercenter, a Sam's Club, and Vips and El Portón restaurants, the center also generated roughly 1,500 jobs for the local community.

As Raúl Argüelles, Wal-Mart de Mexico's senior vice president of corporate affairs and people, said at the shopping center's opening last May, "We've turned an ecological liability, like the former Neza dump, into a social, urban and economic asset whose benefits will be enjoyed by Ciudad Netzahualcóyotl families. Wal-Mart de Mexico confirms our social responsibility and sustainability efforts through actions such as these that help improve the quality of life of Mexican families."


After
VIPS
ENTRADA

Exhibit E

Environment

Since 2005, we have made a number of commitments that align with and move our Company toward achieving our three overall sustainability goals.



1. To be supplied 100 percent by renewable energy.

Commitment Area	Commitment	Progress to Date
Energy	Reduce greenhouse gases at our existing store, club and distribution center base around the world by 20 percent by 2012 (2005 Baseline).	In 2007, we measured our direct greenhouse gas (GHG) footprint to be 20.2 million metric tons, an increase from 19.2 million metric tons in 2006. Due to our energy efficiency retrofit programs, we have increased the efficiency of our buildings built before 2006 and decreased CO_2 emissions associated with these buildings.
Energy	Design and open a viable store prototype in the U.S. that is up to 25 to 30 percent more efficient and will produce up to 30 percent fewer greenhouse gas emissions by 2009 (2005 Baseline).	We are on track to open a prototype that is 25 to 30 percent more efficient in 2009.
Energy	Retrofit low- and medium-temperature refrigerated display cases at more than 500 U.S. stores with energy-saving, light-emitting diode (LED) lighting by 2009 (2005 Baseline).	We met this commitment ahead of schedule in 2008 and currently have more than 500 retrofitted stores.
Energy	Achieve a 25 percent increase in fleet efficiency in the U.S. by October 2008 (2005 Baseline).	We surpassed this goal in 2008. We calculate our fleet efficiency by first dividing the number of miles we traveled by the average fuel efficiency we achieved in our trucks as measured in miles per gallon. This leaves us with the amount of fuel we used to travel those miles. We next take the number of cases we delivered during the same time period and divide it by the amount of fuel we used to deliver the cases. By calculating our efficiency in this way, we can tie in all of the aspects that play a role in our fleet efficiency.
Energy	Double fleet efficiency in the U.S. by October 2015 (2005 Baseline).	We have achieved a 38 percent increase in fleet efficiency since 2005 and are continuing to work towards achieving this goal.

Environment



1. To be supplied 100 percent by renewable energy.

Commitment Area	Commitment	Progress to Date
Energy	Invest approximately $500 million annually in technologies that increase energy and fuel efficiency in the U.S.	In October 2005, we committed to investing approximately $500 million annually in technologies that increase energy and fuel efficiency in the U.S. Since this goal was set, we have worked to integrate sustainability into every facet of the Walmart business process and decision-making. High-efficiency stores, experimental stores, alternative fuels, alternative fleet technologies, energy purchasing, product development and fuel efficiency innovation are just a few of the areas where sustainability is now integrated into our day-to-day decisions. Accordingly, it is not feasible to separate sustainability investments from other research and development spending and capital spending as sustainability is now a core business strategy.
Energy	Wal-Mart China will reduce energy use by up to 30 percent in existing stores and design and open a new store prototype that uses up to 40 percent less energy by 2010 (2005 Baseline).	Wal-Mart China is making progress toward this goal and has reduced energy use in existing stores by more than 24 percent to date.
Energy	We will partner with suppliers to improve energy efficiency by 20 percent per unit of production in the top 200 factories in China from which we directly source by 2012 (2007 Baseline).	Announced in October 2008, Wal-Mart Global Procurement is currently on track with its first energy efficiency pilot with more than 100 factories. In 2009, they will pair energy and environmental services companies with their suppliers to measure energy consumption.
Energy	Overall, new stores in Canada will be 30 percent more energy-efficient (2005 Baseline).	All stores built in the fourth quarter of 2009 in Canada are designed to be 30 percent more energy-efficient compared to the 2005 baseline.
Energy	Reduce the amount of fuel required to carry one ton of goods one kilometer by 25 percent by 2012 in Japan (2006 Baseline).	Between 2007 and 2008, Seiyu was able to transport 16 percent more goods over the same amount of distance by using more efficient routing and loading techniques for trucks, and consolidating operations and deliveries.



2. To create zero waste.

Commitment Area	Commitment	Progress to Date
Waste	Reduce packaging by 5 percent globally by 2013 (2008 Baseline).	Using our packaging scorecard, we have collected packaging information on approximately 300,000 of the items carried in Wal-Mart stores and 90 percent of the items that we collect information on at Sam's Club. Currently, we are working with our packaging SVN to measure our progress toward reducing packaging in our supply chain by 5 percent. There are many factors associated with what makes packaging more sustainable, including greenhouse gas reductions during manufacture of the package, substrate material choices and chemical composition. We have spent the last several months gathering the information we need about our products to be able to look at these factors through a "cradle-to-gate" approach. In doing this, we will be able to more accurately measure the environmental impact packaging reduction has on our entire packaging supply chain.
Waste	Be packaging-neutral globally by 2025.	Currently, we are working with our packaging SVN to measure our progress toward reducing packaging in our supply chain by 5 percent. There are many factors associated with what makes packaging more sustainable, including greenhouse gas reductions during manufacture of the package, substrate material choices and chemical composition. We have spent the last several months gathering the information we need about our products to be able to look at these factors through a "cradle-to-gate" approach. In doing this, we will be able to more accurately measure the environmental impact packaging reduction has on our entire packaging supply chain.
Waste	Reduce the weight of our global plastic shopping bag waste by an average of 33 percent per store by 2013 (January 1, 2007 - December 31, 2007 Baseline).	Announced in September 2008, Wal-Mart is working to make progress toward this goal.
Waste	Reduce solid waste from U.S. stores and Sam's Club facilities by 25 percent by October 2008 (2005 Baseline).	When our waste reduction goals were set in 2005, we quickly realized that our previous waste management system was insufficient to accurately measure and manage our waste stream. Over the past three years, we have worked side-by-side with our waste vendors to develop a more sophisticated waste-hauling system that allows us to measure and manage our waste stream. We do not, however, know the actual percentage of the amount of waste we redirected or reduced in 2005, 2006 or 2007. Now that we are able to accurately measure waste going to the landfill, we are proud to report that from February 2008 to January 2009, we redirected more than 57 percent of the waste generated by our stores and Sam's Club facilities.

Environment



2. To create zero waste.

Commitment Area	Commitment	Progress to Date
Waste	Eliminate landfill waste at U.S. stores and Sam's Club facilities by 2025.	We are working toward meeting this goal, having redirected more than 57 percent of the waste generated by our stores, Sam's Club facilities and distribution centers between February 2008 and January 2009.
Waste	All jewelry packaging in the U.S. will be made more sustainable, and we will convert all jewelry pallets and boxes to recycled materials by 2010.	In 2008, we decided to eliminate the majority of jewelry pallets, and to date we have eliminated 91 percent. The remaining 9 percent is made from recycled materials. We remain committed to converting all boxes to recycled materials by 2010. Already at Sam's Club, 100 percent of jewelry gift boxes are made from recycled materials. In 2007, we committed to convert to biodegradable jewelry bags. Since that time, we learned more about jewelry packaging options and discovered that committing to use only biodegradable bags may not be the best solution due to concerns from our environmental partners. We have revised our goal to focus on improving the score for new jewelry packaging compared to the old packaging in our packaging scorecard.
Waste	Eliminate PVC from private-brand packaging in the U.S. by October 2007.	While we continue to look for alternatives to PVC, we have been unable to find suitable replacements for PVC in packaging such as over-the-counter, tamper-evident bands, metal can sealants and meat wrapping, among others. Until we identify another material of equal performance, we will not eliminate PVC from certain items to ensure the safety of our customers.
Waste	Wal-Mart China will aim to cut water use in all of its stores by half by 2010 (2005 Baseline).	Wal-Mart China is making progress towards this goal and has reduced water use by more than 35 percent to date.
Waste	Wal-Mart de Mexico to reduce water use by 20 percent by 2013 (2008 Baseline).	Wal-Mart de Mexico has reduced water use by 3.57 percent (calculated by dividing cubic meters of water used by square meters of building constructed).

Environment



3. To sell products that sustain our resources and the environment.

Commitment Area	Commitment	Progress to Date
Products	Work with suppliers to make the most energy-intensive products in our stores, anywhere in the world, 25 percent more energy efficient by January 2011 (2008 Baseline).	Announced in 2008, we have identified personal computers, video game consoles, air conditioners and televisions as the product categories for tracking progress. This goal will be measured by calculating the average percent reduction in energy consumption of selected products (watts/hour).
Products	We will require that all direct import suppliers source 95 percent of their production from factories that receive one of our two highest ratings in audits for environmental and social practices by 2012.	In 2008, we sourced nearly 79 percent of our direct import products from factories receiving a yellow or green rating. That is about 4 percent more than the 75 percent we sourced from in 2007. Given our new supplier development program, we expect to see greater increases in our sourcing from yellow- and green-rated factories in 2009.
Products	By the end of 2009, Walmart U.S. will require that all direct import suppliers along with all suppliers of private-label and non-branded products provide the name and location of every factory they use to make the products Wal-Mart sells.	As of 2009, this requirement is in place with suppliers of private-label and non-branded products.
Products	We will work with suppliers to drive customer returns on defective merchandise virtually out of existence (less than 1 percent) by 2012.	Announced in October 2008, we are proactively taking steps to involve Quality Assurance earlier in the product development cycle, enhancing product specifications, instituting dynamic quality gating at factories and increasing the technical capabilities of our Quality Assurance associates.
Products	Establish a set of "Preferred Chemical Principles," identify 20 "chemicals of concern" and work with our supply chain to explore and bring to market products that contain alternatives to the chemicals we identify (2006 Baseline).	In our 2007 report, we discussed plans to identify 20 chemicals of concern that we would work to eliminate from products sold at our stores. Since that time, we believe we have found a more effective way to address this issue and provide our customers with products that are environmentally preferable. By working in a collaborative process with the members of our Chemicals Sustainable Value Network, we have identified a screening tool, called GreenWERCS, that will provide us with a far more comprehensive view of the products we sell than methods we previously identified. GreenWERCS will help us analyze the products on the market and identify risks across a broad spectrum instead of looking at each chemical individually.
Products	Sell 100 million compact fluorescent light bulbs (CFLs) at Walmart and Sam's Club locations by the end of 2007 (2006 Baseline).	We met this commitment in 2007. We sold 137 million CFLs in the timeframe we set to sell 100 million. To date, Walmart and Sam's Club in the U.S. have sold more than 260 million CFLs.
Products	Achieve 10 percent traceability of all diamonds, gold and silver in jewelry sold in Walmart U.S. from mines, refineries and manufacturers, meeting ethical sourcing standards and responsible mining criteria by 2010.	We have achieved traceability for more than 30 percent of the gold jewelry sold at Sam's Club and more than 10 percent of the gold jewelry sold at Walmart.



3. To sell products that sustain our resources and the environment.

Commitment Area	Commitment	Progress to Date
Products	All personal computers and large electronics at Walmart will be RoHS-compliant by December 2007 in the U.S.	We have met this goal, and all of our televisions, personal computers, MP3 players, video games and cameras are RoHS-compliant.
Products	Every air conditioner sold in the U.S. will be ENERGY STAR®-rated by 2010 (2008 Baseline).	As of January 31, 2009, 75 percent of our air conditioner assortment is ENERGY STAR®-rated.
Products	Double the sale of products in the U.S. that help make homes more energy efficient by 2011 (2008 Baseline).	Products falling under this category include caulk, weather stripping, air filters, programmable thermostats, expanding foam and power strips. Each of these products helps a home reduce wasted energy due to poor seals or phantom power consumption. As of the beginning of 2009, we have increased sales by more than 25 percent.
Products	Sell only concentrated liquid detergent in all U.S. stores by May 2008.	Walmart met this commitment in 2008.
Products	As an improvement to the goal we initially set for seafood, Walmart plans to purchase all of its wild-caught fresh and frozen fish for the U.S. from Marine Stewardship Council (MSC)-certified fisheries by 2011.	We currently have 28 products in our stores that carry the MSC certification, with more selections under way. As of January 31, 2009, in aggregate, 49 percent of the total pounds of fresh or frozen seafood sold at Walmart U.S. and Sam's Club stores had the MSC or ACC certification, with many more fisheries currently progressing through the certification process. (Measured by the percentage of total volume of wild-caught fish that is MSC-certified).
Products	Work with Global Aquaculture Alliance (GAA) and Aquaculture Certification Council, Inc. (ACC) to certify that all foreign shrimp suppliers adhere to Best Aquaculture Practices (BAP) standards in the U.S. by 2011.	One hundred percent of the farmed shrimp products we purchase meet factory processing criteria established by the ACC, and we are in the process of having shrimp, catfish, tilapia and salmon farms become ACC-certified as well.
Products	All flat-panel televisions in the U.S. and Japan will be 30 percent more energy efficient by 2010 (2008 Baseline).	We believe we have made significant progress and are on track to meet or exceed this goal, but cannot yet provide exact percentages as we are still working with our suppliers to verify data.
Products	Reduce phosphates in laundry and dish detergents in the Americas region by 70 percent by 2011 (2009 Baseline).	Announced in January 2009, we will measure this goal by calculating the total mass of phosphate content in detergents sold in the Americas per year.
Products	Wal-Mart China will reduce the hazardous substances in products sold in its stores by ensuring that half of the electronics on its shelves will be RoHS-compliant by 2010 (2008 Baseline).	Announced in October 2008, we will measure this goal by tracking the RoHS compliance of all electronics on our shelves.
Products	Expand the success of Wal-Mart China's Direct Farm Program by engaging as many as 1 million farmers by 2011.	Announced in October 2008, Wal-Mart China is working to track progress toward this goal.

2008–2009 SIGNIFICANT DEVELOPMENTS

- **January 23, 2008** Walmart U.S. opens the first of four second-generation, high-efficiency prototype stores, which are estimated to use 25 percent less energy than the baseline Walmart supercenter.
- **February 1, 2008** Walmart officially puts the packaging scorecard into use in the U.S. to rate suppliers on their progress toward developing sustainable packaging.
- **February 26, 2008** Wal-Mart partners with the Cleantech Group to launch the Cleantech Accelerator Project, a Web-based innovation tool designed to help Wal-Mart identify new opportunities in environmental sustainability.
- **February 26, 2008** Walmart partners with the National Governors Association to help state capitols improve energy efficiency and reduce greenhouse gases in the "Greening State Capitols" program.
- **March 18, 2008** Walmart supercenter introduces its Western climate-specific, high-efficiency prototype store in Las Vegas that is expected to use up to 45 percent less energy than the baseline Walmart supercenter.
- **March 25, 2008** Wal-Mart Brazil and Conservation International sign an agreement to fund protection and sustainable management of more than 412,000 hectares (1.01 million acres) of forest in the Brazilian Amazon.
- **April 1, 2008** Walmart U.S. launches its first "Earth Month" in-store marketing campaign designed to educate Walmart shoppers on environmentally preferable products sold at Walmart stores and Sam's Club.
- **April 1, 2008** Walmart U.S. launches exclusive Sam's Choice line of organic, Fair Trade and Rainforest Alliance Certified coffees.
- **April 21, 2008** University of Michigan students win the first Wal-Mart Better Living Business Plan Challenge for their idea to make biodiesel from a non-food crop.
- **April 28, 2008** Sam's Club launches an online program to help members recycle their used electronics.
- **May 2, 2008** Wal-Mart de Mexico opens Plaza Ecológica Ciudad Jardín, a state-of-the-art sustainable mall built on a former waste dump.
- **May 12, 2008** Wal-Mart Canada announces that it will phase out PVC plastic packaging in its energy-saving light bulb category and replace it with more environmentally preferable cardboard packaging.
- **May 29, 2008** Walmart U.S. completes goal to sell only concentrated liquid laundry detergent in the U.S.
- **July 14, 2008** Wal-Mart joins the World Wildlife Fund's (WWF) Global Forest and Trade Network to phase out unwanted wood sources from its supply chain.
- **July 15, 2008** New, fully-traceable Love, Earth jewelry line launches exclusively at Walmart U.S. stores and Sam's Club locations.
- **September 25, 2008** Wal-Mart commits to cut global plastic shopping bag waste by one-third by 2013 at the 2008 Clinton Global Initiative.
- **September 25, 2008** Wal-Mart China opens its new Wangjing Supercenter, which is expected to use up to 23 percent less energy than the 2005 baseline store.
- **October 22, 2008** Wal-Mart announces responsible sourcing goals at its China Summit in Beijing. Wal-Mart Stores, Inc. signed a memorandum of understanding (MOU) with the China National Forestry Industry Association to share information and collaborate on environmental sustainable policies and practices, including forestry certification. Additionally, Wal-Mart China signed an MOU with the Chinese Ministry of Science and Technology to collaborate on sustainable development.
- **October 27, 2008** ASDA opens its second low-carbon store in Bootle, Liverpool. The store is designed to be 40 percent more energy efficient than a standard ASDA store.
- **November 20, 2008** Walmart U.S. commits to purchasing renewable wind power in Texas amounting to the equivalent of the annual electricity usage of more than 20,000 average American homes.
- **January 13, 2009** Wal-Mart partners with the World Environment Center to increase cleaner production and energy-efficient practices in El Salvador and Guatemala.
- **January 16, 2009** Wal-Mart Canada opens its first environmental demonstration store in Burlington, Ontario.
- **January 20, 2009** Wal-Mart Transportation announces that it has surpassed its goal to improve fleet efficiency by 2008.
- **January 26, 2009** Wal-Mart commits to eliminating phosphates in all detergents carried in its stores throughout the Americas region by 70 percent by 2011.

RENEWABLE ENERGY PROGRAMS

We have three climate change goals:

1. Reduce greenhouse gases at our existing stores, Sam's Club facilities and distribution centers around the world by 20 percent by 2012 (2005 Baseline).
2. Design and open a viable store prototype that is 25 to 30 percent more efficient and produces up to 30 percent fewer greenhouse gas emissions by the end of 2009 (2005 Baseline).
3. Double our fleet efficiency in the U.S. by 2015 (2005 Baseline).

Americas

United States

In 2008, Walmart produced more than 7 million kilowatt hours (kWh) of electricity from renewable energy sources in the U.S. The energy was generated by a combination of wind and solar power projects at our facilities.

Solar Power: In our 2007 report, we noted that we would be installing solar projects in up to 22 stores, Sam's Club facilities and distribution centers located in California and Hawaii. Since then, we have successfully completed 20 of those installations with our partners BP Solar, Power Light and Sun Edison and expect to add additional installations in 2009. In 2008, these systems produced more than 7 million kWh of clean, renewable energy. Many of these systems came on line during the last year and we expect a full year's production from all of these systems to reach 16 to 18 million kWh, and could reduce greenhouse gas emissions by 6,000 to 8,000 metric tons per year.

Wind Power: In addition to solar power, we have also moved into purchasing wind-generated electricity. Last November, we announced that we would enter into a four-year wind power purchase agreement with Duke Energy for our stores in Texas. Approximately 350 of our stores and facilities in Texas began using wind-generated, clean electricity in April 2009. The wind farm is expected to have a 90.4 megawatt capacity, generating 226 million kWh of renewable power each year. This is enough electricity to supply up to 15 percent of our total energy load in these stores and facilities in the deregulated market in Texas, or power more than 20,000 American homes for one year. This purchase will also help us avoid producing 139,870 metric tons of CO_2 emissions, which is equivalent to the CO_2 emissions produced by 18,000 homes every year, or 15.8 million gallons of gasoline when consumed. This initiative represents one of the largest purchases of green power among retailers.



Exhibit F

Our SVN Structure

Our Sustainability 360 approach is a global program for Wal-Mart, with each of our international markets – from China to Costa Rica – creating sustainability programs that align with our company's overall goals. Some of the countries, such as China, are also developing their own SVN systems. They are creating initiatives with benchmarks that best fit issues of special importance, whether it is a waste, energy or social issue, to their country and communities. In doing so, our international operations can focus on efforts that have the greatest impact while helping our Company move toward its sustainability goals.

Networks *(As of January 31, 2009)*

Chief Executive Officer	Quarterly updates provided through executive management
Executive Network Sponsor / Sustainability Team	Executive Network Sponsor: Senior Vice President level or higher Sustainability Team: Members oversee network activities, align overall efforts, provide guidelines
Network Captains	Network Captains: Director or Vice President level, guide network efforts and drive SVN initiatives toward goals
Sustainable Value Networks	SVNs: Wal-Mart Associates, Non-Governmental Organizations, Academics, Government Agencies, Supplier Companies

What others are saying:

"Wal-Mart's commitment gets to the larger point I have been trying to hammer home like a broken record since we've started on this climate change thing. All the talk in the world is fine, but you must have a specific strategy. People have to have operational plans that they can all be a part of. Matt Kistler and the whole Wal-Mart team are geniuses at breaking big problems down into very bite-sized, chewable component parts and then chewing through it until you add it all up."

President Bill Clinton at the 2008 Clinton Global Initiative in New York City, September 2008

Exhibit G



FORESTS AND CLIMATE CHANGE

The burning and clearing of forests accounts for roughly 20 percent of total global greenhouse gas emissions, more than the emissions from all the world's cars, trucks and airplanes combined. Various facets of our environmental strategy promote sustainable management of the world's forests, including our participation in the World Wildlife Fund's (WWF) Global Forest and Trade Network, the investment by Wal-Mart Brazil in Amazon conservation, and the responsible mining criteria developed through our Jewelry Sustainable Value Network.

In 2008, we participated in a process convened by The Forests Dialogue, which brought together more than 250 experts from industry, governments, multilateral institutions, indigenous people's organizations and conservation groups. The meeting culminated in a consensus "Statement on Forests and Climate Change" provided to international policymakers.

Exhibit H

HELPING OTHERS REDUCE THEIR CARBON FOOTPRINT

In addition to reducing the energy consumption in our own stores and Sam's Club facilities, we are also taking steps to help our customers and members reduce the footprint of their homes. In 2008, Sam's Club converted nine Southern California facilities to include home energy efficiency centers within the aisles. These centers offer members roof-top solar panels (one of the first mass-market distribution efforts), energy-efficient appliances, next-generation efficient lighting, and other products that promote sustainability such as low-flow toilets and showerheads. In 2009, Sam's Club expects that nearly all of its locations will feature centers like this.

To share our learnings, we partnered with the National Governors Association (NGA) in the U.S. in 2008 to launch the "Greening State Capitols" program. This unique public-private partnership between NGA and Walmart offered energy audits of capitol complexes around the country, providing recommendations on efficiency improvements and estimates of the amount of energy and money each state can save. During a two-day auditing process, we sent a team of engineering experts to survey state buildings and to suggest energy efficiency improvements based on technologies that we have successfully deployed in a number of our stores, Sam's Club locations and additional facilities around the world. The areas covered in the audit included:

- lighting,
- heating, ventilation and air-conditioning systems (HVAC),
- refrigeration and other equipment,
- technologies such as programmable thermostats, and
- building structure, including insulation and windows.

We are currently delivering final written reports to participating states and working with the NGA to compile cumulative results of the partnership, which will be published later this year.

U.S. CLIMATE POLICY

We are also looking at ways we can apply our learnings and create opportunities for U.S. consumers and businesses to reduce emissions. We believe climate legislation should be designed both to help consumers make better choices and to stabilize greenhouse gas emissions. In other words, it should help people save money and also live better lives.

To this end, we believe a well-designed cap-and-trade system will foster the competition, innovation, and business-to-business and business-to-consumer transactions that will result in low-cost emission reductions and the creation of new "green" jobs. We anticipate that a new, increased demand for clean energy and energy-saving technologies and services will be good for our customers and good for America..



Exhibit I

WAL★MART

702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

WAL-MART POSITION ON GREENHOUSE GAS EMISSIONS

May, 2008

As one of the largest private consumers of energy in the United States and as a corporation committed to sustainability, Wal-Mart takes climate change seriously and supports a national effort to reduce greenhouse gas emissions – **including the enactment of a well-designed cap-and-trade system.** Mitigating greenhouse gas emissions and growing the nation's economy are not inconsistent objectives. Wal-Mart is prepared to work with Congress and the White House to enact meaningful legislation to slow, stop and reverse the growth of greenhouse gas emissions.

Wal-Mart's Actions

In October 2005, Wal-Mart Chief Executive Officer Lee Scott announced three sustainability goals for the company: (1) to be supplied 100 percent by renewable energy; (2) to create zero waste; and (3) to sell products that sustain the environment. In addition to the company-wide goals described above, Wal-Mart has also committed: (1) to reduce greenhouse gas emissions at existing stores, Sam's Clubs and distribution centers by 20 percent by 2012; (2) to design and open a store prototype that is 25 percent more energy efficient by 2009; and (3) to increase the efficiency of our truck fleet 100 percent by 2015.

Wal-Mart has taken steps to reduce energy use and is committed to continue making significant progress. Specifically:

- Wal-Mart uses one of the most efficient lighting systems in the world for its U.S. stores, including daylight harvesting, T-8 lamps, and light emitting diodes (LEDs) in exterior signage and grocery cases. Wal-Mart's standard lighting system for newly constructed Supercenters is 49 percent more efficient than the baseline established in the Energy Policy Act of 2005. Wal-Mart's prototype stores include initiatives such as heat reclamation, active dehumidification, centralized energy management, high efficiency HVAC equipment and LED exterior signage. These are just some of the items that resulted in Wal-Mart's facilities being recognized by the Alliance to Save Energy and others as industry-leading practices.

- Wal-Mart is making significant progress toward our fleet efficiency goal. By constantly improving everything from tires to trailer aerodynamics, we have increased our private fleet fuel efficiency average to 7.1 miles per gallon on an annual basis across 7,000 trucks. This represents a 20 percent improvement over the comparable 2005 average of 5.9 miles per gallon. Improvements include fuel-efficient tires that reduce friction, fuel additive to improve burn efficiency of the engine, and aluminum wheels and a smaller fuel tank to lower the truck's weight. Wal-Mart has also installed auxiliary power units (APUs), which are small, efficient diesel engines, on nearly 7,000 trucks. This allows drivers to turn off their truck engines and rely on the APUs to warm or cool the cabin and run communication systems while on breaks. In a single year, this improvement can eliminate approximately 100,000 metric tons of carbon dioxide emissions, reduce the use of 10 million gallons of diesel fuel and save an estimated $25 million per year.

- In May 2007, Wal-Mart announced a major purchase of solar power that will provide renewable energy to 22 stores in California and Hawaii, and will reduce greenhouse gas emissions by an estimated 6,500 to 10,000 metric tons per year. When fully implemented, the aggregate purchase could be one of the nation's 10 largest solar power initiatives.

- On October 3, 2007, Wal-Mart reached its goal three months ahead of schedule to sell 100 million compact fluorescent light bulbs (CFLs) in one year. For the full year, Wal-Mart sold 147 million CFLs, which is more than triple the previous year's CFL sales figures. This achievement was reached by making the CFLs more affordable and helping educate customers on the benefits of this energy-saving technology. By selling more than 100 million CFLs, Wal-Mart saved its customers more than $3 billion over the lifetime of the bulbs. During the campaign, Wal-Mart worked closely with suppliers to make the CFLs safer for the environment by lowering the mercury content of the bulbs.

- On February 1, 2008, Wal-Mart began using an online packaging scorecard to evaluate 60,000 suppliers on their ability to develop more sustainable packaging. The scorecard is a tool that all Wal-Mart buyers use to make more informed purchasing decisions and to show preference to suppliers who demonstrate a commitment to sustainable packaging. This effort has dramatically reduced packaging and related energy consumption as well as fostered partnerships with suppliers to design new products

Recommendations

Wal-Mart supports a market-based approach to emissions reductions through cap-and-trade. We believe that a well-designed cap-and-trade system will foster the competition, innovation, and business-to-business and business-to-consumer transactions that will result in low-cost emission reductions and the creation of new "green" jobs through increased demand for new clean energy and energy saving technologies and services

Legislation and resulting regulations must be designed to take advantage of the power and the efficiency of the marketplace. A well-designed system would incentivize all sectors and levels of the economy to seek cost-effective emissions reductions.

Create Maximum Incentives for Efficiency Improvements by Companies

A properly designed system should create an open market for emissions reductions through a "set aside" or "offset" mechanism whereby companies, building owners, small businesses and others can invest in energy efficiency improvements and exchange those documented efficiency improvements for marketable emission reduction credits under the cap-and-trade system. Such credits could be sold to covered entities (e.g. utilities) or to third parties (e.g. brokers).

The goal of such an approach would be to make efficiency a "harvestable crop" that building owners, regulated emitters, and third parties (e.g. energy service companies or "ESCOs") would seek to maximize in the most economically efficient manner pursuant to market transactions. Issues surrounding leakage, double-counting, baseline protection, verification and equity would need to be resolved. For example, credits earned for efficiency improvements by non-regulated parties could not also be claimed by the electricity provider whose output is passively reduced by those improvements. In order to not penalize early movers or provide disincentives to near-term improvements, there would need to be some sort of "look back" provision.

Carefully validated offset credits generated from projects outside the United States could also be allowed to encourage global companies such as Wal-Mart to seek the most reductions both here and abroad.

A market-based approach under a cap-and-trade system that incentivizes market participants that are not themselves directly capped to reduce energy use and emissions should create a robust energy efficiency and energy services market that will lead to new jobs, lower cost products and greater emissions reductions.

Use the Carbon Market to Encourage Retailers to Help Consumers Save Energy

Wal-Mart believes that a properly designed system would involve consumers as part of the solution. Just as utilities might be able to generate emissions reduction credits through programs aimed at increasing the use of energy efficient appliances and thru other promotional efforts meant to change consumer behavior, other sectors should be similarly incentivized to maximize the ability of consumers to reduce their energy footprints.

Retailers often have the greatest impact on consumer choice through promotion, display and, of course, pricing. The objective is not just the manufacture of clean technologies and products, but the sale and use of those items. If a retailer is able to demonstrate substantive efforts to increase the purchase and use of more energy efficient products, the law should allow for the aggregation of those emissions reductions and their exchange for marketable emissions reduction credits. The proceeds of the sale of those credits could then be used to further fund the discount and/or promotion of energy efficient consumer products. Obviously, rules would need to be developed to ensure additionality and accurate measurement.

Encourage Climate-Friendly Electricity Markets

Federal climate policy should encourage electricity markets that reward energy efficiency and clean technology, provide choice, and help consumers save money by effectively communicating energy prices. Wal-Mart believes that properly designed "revenue decoupling" can be in the interest of both consumers and a cleaner environment. We recommend a system that compensates utilities for the incurred costs of their energy efficiency program efforts, while giving ratepayers the price signals they need to make smart and informed consumption choices. This combination of factors should promote conservation through the efficient use of resources and encourage customers to conserve.

Wal-Mart also supports open and effective "net-metering," interconnection and access to the grid. An open system will encourage the use of clean distributed technologies that result in reduced emissions and less stress on the grid.

Encourage Global Efforts to Reduce Emissions Without Penalizing Consumers

Wal-Mart believes that a key element of U.S. climate change policy should be to create incentives and encourage action by other countries, including large emitting economies in the developing world, to implement greenhouse gas reduction strategies. U.S. leadership is critical to reaching global consensus and we support diplomatic efforts to make all countries part of the solution.

Wal-Mart's own efforts have shown that greenhouse gas emissions can be reduced in ways that will lead to improvements in the economy and help consumers save money. Climate legislation should be designed both to help consumers make better choices and to stabilize greenhouse gas emissions. We would oppose measures that directly increase costs to consumers, such as the imposition of trade barriers and tariffs.

WAL*MART

Such measures would only delay domestic action and jeopardize the growing consensus among American consumers that strong climate policies are both needed and feasible.

There are many ways to engage major developing countries in the effort to reduce greenhouse gas emissions. Wal-Mart has begun a major initiative in China designed to expand and promote factory emissions reductions and broader sustainability efforts throughout the country. For example, we are working with our Chinese suppliers, partners and the Chinese government to increase the use of renewable energy and to reduce energy use in our supply chain in China. We believe that aggressive business-to-business and business-to-government programs like this are vastly preferable to punitive trade mechanisms that will impose higher prices on American consumers and hardship for our trading partners.

Exhibit J

Climate

WAL-MART'S CLIMATE STRATEGY



Reduce our Company's direct footprint.



Help our suppliers reduce their footprint.



Sell more energy-efficient products to help our customers reduce their footprint.



Be actively engaged in public policy dialogue.

OVERVIEW

Wal-Mart is looking at ways to reduce its greenhouse gas emissions. Climate change may not cause hurricanes, but warmer ocean water can make them more powerful. Climate change may not cause rainfall, but it can increase the frequency and severity of heavy flooding. Climate change may not cause droughts, but it can make droughts longer.

Every company has a responsibility to reduce greenhouse gases as quickly as it can. That's why we are working in a number of areas to reduce our Company's carbon footprint, and also working with our suppliers and customers to help them do the same. Currently, we are investing in renewable energy, increasing energy efficiency in our buildings and trucks, working with suppliers to take carbon out of products and supporting legislation in the U.S. to reduce greenhouse gas emissions – including the enactment of a well-designed cap-and-trade system.

We see this as one way we can leverage our broad network of suppliers, stakeholders, associates and customers to drive sustainable change in our industry and beyond. As we do this, we are learning more and more about how to become a more responsible global retailer and about the value of sharing our learnings as we go.

HELPING OTHERS REDUCE THEIR CARBON FOOTPRINT

In addition to reducing the energy consumption in our own stores and Sam's Club facilities, we are also taking steps to help our customers and members reduce the footprint of their homes. In 2008, Sam's Club converted nine Southern California facilities to include home energy efficiency centers within the aisles. These centers offer members roof-top solar panels (one of the first mass-market distribution efforts), energy-efficient appliances, next-generation efficient lighting, and other products that promote sustainability such as low-flow toilets and showerheads. In 2009, Sam's Club expects that nearly all of its locations will feature centers like this.

To share our learnings, we partnered with the National Governors Association (NGA) in the U.S. in 2008 to launch the "Greening State Capitols" program. This unique public-private partnership between NGA and Walmart offered energy audits of capitol complexes around the country, providing recommendations on efficiency improvements and estimates of the amount of energy and money each state can save. During a two-day auditing process, we sent a team of engineering experts to survey state buildings and to suggest energy efficiency improvements based on technologies that we have successfully deployed in a number of our stores, Sam's Club locations and additional facilities around the world. The areas covered in the audit included:

- lighting,
- heating, ventilation and air-conditioning systems (HVAC),
- refrigeration and other equipment,
- technologies such as programmable thermostats, and
- building structure, including insulation and windows.

We are currently delivering final written reports to participating states and working with the NGA to compile cumulative results of the partnership, which will be published later this year.

U.S. CLIMATE POLICY

We are also looking at ways we can apply our learnings and create opportunities for U.S. consumers and businesses to reduce emissions. We believe climate legislation should be designed both to help consumers make better choices and to stabilize greenhouse gas emissions. In other words, it should help people save money and also live better lives.

To this end, we believe a well-designed cap-and-trade system will foster the competition, innovation, and business-to-business and business-to-consumer transactions that will result in low-cost emission reductions and the creation of new "green" jobs. We anticipate that a new, increased demand for clean energy and energy-saving technologies and services will be good for our customers and good for America.



Exhibit K

WAL★MART
Stores, Inc.
1-800-331-0085 www.walmartfacts.com

FOR IMMEDIATE RELEASE

Contact: David Tovar
1-800-331-0085

Wal-Mart Statement Commending US-CAP Proposal

Wal-Mart Supports the Goals of U.S. Climate Action Partnership and Pledges to Actively Engage in the Policymaking Process

Bentonville, Ark., Jan. 19, 2007 – Wal-Mart Stores, Inc. today announced its support of the effort by the companies and organizations of the U.S. Climate Action Partnership (US-CAP). "We support US-CAP's leadership on this important issue. We look forward to working with US-CAP, Congress and the White House to enact meaningful legislation to slow, stop and reverse the growth of greenhouse gas emissions," said Linda Dillman, Wal-Mart Executive Vice President of Risk Management, Benefits and Sustainability.

"We endorse the group's call for strong national policies and market-based programs for greenhouse gas reductions," Dillman continued. "We applaud the US-CAP for its leadership on this critical national priority and agree that this enormous challenge can be met with smart and comprehensive proposals like the ones outlined by the group."

About Wal-Mart Stores, Inc. (NYSE: WMT)

Wal-Mart Stores, Inc. operates Wal-Mart discount stores, supercenters, Neighborhood Markets and Sam's Club locations in the United States. The Company operates in Argentina, Brazil, Canada, China, Costa Rica, El Salvador, Guatemala, Honduras, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom. The Company's securities are listed on the New York Stock Exchange under the symbol WMT.

More information about Wal-Mart can be found by visiting www.walmartfacts.com. Online merchandise sales are available at www.walmart.com.

- ### -

Exhibit L

RENEWABLE ENERGY PROGRAMS

We have three climate change goals:

1. Reduce greenhouse gases at our existing stores, Sam's Club facilities and distribution centers around the world by 20 percent by 2012 (2005 Baseline).
2. Design and open a viable store prototype that is 25 to 30 percent more efficient and produces up to 30 percent fewer greenhouse gas emissions by the end of 2009 (2005 Baseline).
3. Double our fleet efficiency in the U.S. by 2015 (2005 Baseline).

Americas

United States

In 2008, Walmart produced more than 7 million kilowatt hours (kWh) of electricity from renewable energy sources in the U.S. The energy was generated by a combination of wind and solar power projects at our facilities.

Solar Power: In our 2007 report, we noted that we would be installing solar projects in up to 22 stores, Sam's Club facilities and distribution centers located in California and Hawaii. Since then, we have successfully completed 20 of those installations with our partners BP Solar, Power Light and Sun Edison and expect to add additional installations in 2009. In 2008, these systems produced more than 7 million kWh of clean, renewable energy. Many of these systems came on line during the last year and we expect a full year's production from all of these systems to reach 16 to 18 million kWh, and could reduce greenhouse gas emissions by 6,000 to 8,000 metric tons per year.

Wind Power: In addition to solar power, we have also moved into purchasing wind-generated electricity. Last November, we announced that we would enter into a four-year wind power purchase agreement with Duke Energy for our stores in Texas. Approximately 350 of our stores and facilities in Texas began using wind-generated, clean electricity in April 2009. The wind farm is expected to have a 90.4 megawatt capacity, generating 226 million kWh of renewable power each year. This is enough electricity to supply up to 15 percent of our total energy load in these stores and facilities in the deregulated market in Texas, or power more than 20,000 American homes for one year. This purchase will also help us avoid producing 139,870 metric tons of CO_2 emissions, which is equivalent to the CO_2 emissions produced by 18,000 homes every year, or 15.8 million gallons of gasoline when consumed. This initiative represents one of the largest purchases of green power among retailers.



Mexico

In early 2009, Wal-Mart de Mexico successfully installed the largest photovoltaic complex in Latin America, according to ANES (the Mexican Solar Energy Association). The project consists of more than 1,000 solar panels, is expected to generate 20 percent of the power needed by the Bodega Aurrerá Aguascalientes store and will reduce total CO_2 emissions by 140 tons annually.

Canada

Wal-Mart Canada is one of the nation's largest commercial purchasers of green power, offsetting coal and nuclear power with wind and low-impact hydroelectric alternatives provided by Bullfrog Power. In 2008, Wal-Mart Canada purchased more than 23,000 megawatts of renewable energy, an increase of the more than 16,000 megawatts purchased in 2007.

Moving forward, Wal-Mart Canada will consider investing in additional sources of renewable energy, including geothermal heat pumps and solar power. Additionally, Bullfrog Power offers Wal-Mart associates a discount on clean energy for their homes.

CANADIAN RENEWABLE ENERGY PRODUCTS

(in Megawatt Hours)


24,000
18,000
12,000
6,000
0
06
07
08

Puerto Rico

Our Puerto Rico market is also developing the largest renewable energy project on the island as a consumer. Up to five stores are expected to be outfitted with solar panels in 2009, and they expect the project to expand to 22 stores in the next five years.

Asia

Japan

In Japan, Seiyu is examining the potential to use solar power at their stores. In the meantime, they are participating in the "Green Electricity Certificate System," which enables them to purchase 1 million kWh of renewable energy for use in their stores every year.

REDUCING CARBON IN OUR SUPPLY CHAIN

Americas

United States

In September 2007, we announced that we would work with the Carbon Disclosure Project (CDP) to measure energy use and emissions throughout our supply chain. This pilot program incorporated seven Walmart supplier sectors, including DVDs, toothpaste, soap, beer, milk, vacuum cleaners and soda product categories. Throughout 2008, Walmart and the CDP evaluated the pilot and are now preparing for the next phase to incorporate more product categories into the analysis.

Europe

United Kingdom

In the U.K., ASDA is also working with suppliers to reduce the amount of carbon in the supply chain. In 2007, ASDA worked closely with a number of our fresh food suppliers to map the embedded carbon in their products, including eggs, milk, potatoes, lamb and chicken. As part of this work they identified "hot spots" that can be targeted to significantly reduce levels of carbon. For example, ASDA is working with 100 dairy farms to calculate their individual carbon footprint and then provide them with a toolkit to help identify and reduce embedded carbon.



FORESTS AND CLIMATE CHANGE

The burning and clearing of forests accounts for roughly 20 percent of total global greenhouse gas emissions, more than the emissions from all the world's cars, trucks and airplanes combined. Various facets of our environmental strategy promote sustainable management of the world's forests, including our participation in the World Wildlife Fund's (WWF) Global Forest and Trade Network, the investment by Wal-Mart Brazil in Amazon conservation, and the responsible mining criteria developed through our Jewelry Sustainable Value Network.

In 2008, we participated in a process convened by The Forests Dialogue, which brought together more than 250 experts from industry, governments, multilateral institutions, indigenous people's organizations and conservation groups. The meeting culminated in a consensus "Statement on Forests and Climate Change" provided to international policymakers.

HELPING OTHERS REDUCE THEIR CARBON FOOTPRINT

In addition to reducing the energy consumption in our own stores and Sam's Club facilities, we are also taking steps to help our customers and members reduce the footprint of their homes. In 2008, Sam's Club converted nine Southern California facilities to include home energy efficiency centers within the aisles. These centers offer members roof-top solar panels (one of the first mass-market distribution efforts), energy-efficient appliances, next-generation efficient lighting, and other products that promote sustainability such as low-flow toilets and showerheads. In 2009, Sam's Club expects that nearly all of its locations will feature centers like this.

To share our learnings, we partnered with the National Governors Association (NGA) in the U.S. in 2008 to launch the "Greening State Capitols" program. This unique public-private partnership between NGA and Walmart offered energy audits of capitol complexes around the country, providing recommendations on efficiency improvements and estimates of the amount of energy and money each state can save. During a two-day auditing process, we sent a team of engineering experts to survey state buildings and to suggest energy efficiency improvements based on technologies that we have successfully deployed in a number of our stores, Sam's Club locations and additional facilities around the world. The areas covered in the audit included:

- lighting,
- heating, ventilation and air-conditioning systems (HVAC),
- refrigeration and other equipment,
- technologies such as programmable thermostats, and
- building structure, including insulation and windows.

We are currently delivering final written reports to participating states and working with the NGA to compile cumulative results of the partnership, which will be published later this year.

U.S. CLIMATE POLICY

We are also looking at ways we can apply our learnings and create opportunities for U.S. consumers and businesses to reduce emissions. We believe climate legislation should be designed both to help consumers make better choices and to stabilize greenhouse gas emissions. In other words, it should help people save money and also live better lives.

To this end, we believe a well-designed cap-and-trade system will foster the competition, innovation, and business-to-business and business-to-consumer transactions that will result in low-cost emission reductions and the creation of new "green" jobs. We anticipate that a new, increased demand for clean energy and energy-saving technologies and services will be good for our customers and good for America.



What others are saying:

"We applaud Wal-Mart's drive to increase its use of energy efficiency and renewable energy technologies and look forward to the long-term positive impact their efforts will have on our environment. Wal-Mart's decision to take advantage of the economic and environmental benefits of solar power and energy efficiency technologies is a great step in the right direction."
Ron Judkoff, director of the Buildings and Thermal Systems Center at the U.S. Department of Energy's National Renewable Energy Laboratory (NREL)

"Wal-Mart's action shows that low-carbon technology is increasingly competitive and long-term sustainability is a winning business strategy. Wal-Mart's smart and innovative approach should be used more widely."
Andrew Aulisi, director of the markets and enterprise program, World Resources Institute

"The gloomy economy and falling oil and gas prices have put the damper on plenty of clean-energy projects, such as T. Boone Pickens' big Texas wind farm. But today's storm clouds are just a passing phenomenon, if Wal-Mart's plans are any indication... More than just a public-relations ploy, increasing reliance on renewable energy is a way to hedge exposure to volatility in energy markets (as the city of Houston showed earlier this year). Clean energy may not provide 100 percent of the country's power in coming years, but the more it becomes an argument for companies to take care of their bottom line, the stronger its prospects become. And Wal-Mart's announcement is a reminder that not everybody is tearing up their clean-energy plans for tomorrow based on today's dip in fossil-fuel prices."
Keith Johnson, WSJ.com, "Wal-Mart: Wind Power's Good for the Bottom Line, Even With Cheaper Gas," November 20, 2008

"State and local governments spend more than $11 billion on energy every year and those costs are growing rapidly. States need to lead by example and the NGA is excited to partner with Wal-Mart and use its expertise to improve energy efficiency and save money at state capitol buildings across the nation."
Minnesota Governor Tim Pawlenty, former chairman of the National Governors Association

Logistics


Walmart
Save money. Live better.

OVERVIEW

Our Company operates one of the largest private trucking fleets in both the U.S. and the U.K., and these fleets support a number of strategically organized Wal-Mart distribution centers within those countries. Today, our Logistics Division is working hard to make our entire fleet more efficient, develop the most efficient routes, increase the number of cases per load and create more sustainable distribution centers.

These initiatives are helping us travel fewer miles. But perhaps most importantly, our initiatives are helping us bring products more efficiently and inexpensively to our customers, reducing our overall impact on the environment and helping us deliver on our mission of saving people money so they can live better.

ACCOMPLISHMENTS IN OUR TRUCKING FLEET

Americas

United States

In 2008 and early 2009, we celebrated a number of significant accomplishments in our U.S. Logistics Sustainable Value Network (SVN). Perhaps most notable, we surpassed our goal set in 2005 to make our fleet 25 percent more efficient by the end of 2008. We calculate our fleet efficiency by first dividing the number of miles we traveled by the average fuel efficiency we achieved in our trucks as measured in miles per gallon. This leaves us with the amount of fuel we used to travel those miles. We next take the number of cases we delivered during the same time period and divide it by the amount of fuel we used to deliver the cases. By calculating our efficiency in this way, we can tie in all of the aspects that play a role in our fleet efficiency. Overall, we reached a 38 percent increase in efficiency by working within our SVN and with our partners to install fuel-saving technologies on our trucks, load our trucks and cases more efficiently, improve our routing and eliminate the number of empty miles our trucks traveled.

We calculate our fleet efficiency using the following equation:

$$\text{Number of Cases Delivered} \div \frac{\text{Number of Miles Traveled}}{\text{Miles/Gallon}}$$

These initiatives enabled us to deliver 3 percent more cases to our stores while driving 7 percent, or about 90 million, fewer miles in absolute terms. If we had driven at the same efficiency level and used the same routes and loading methods in 2008 as we did in 2007, we would have driven nearly 140 million more miles to deliver those extra cases.

By driving fewer miles, we avoided adding 200,000 metric tons of CO_2 into the atmosphere. These efficiency improvements also resulted in fewer trucks being on the road, reducing wear-and-tear on roads, highways and bridges. Additionally, our changes helped us save almost $200 million last year. Now, we are working toward our goal to double the efficiency of our fleet by 2015 compared to our fleet in 2005.

While we continued to make our existing trucks more efficient by improving engine calibration and installing technologies such as auxiliary power units (APUs), we have made additional efforts to explore and integrate aerodynamic and alternatively fueled trucks into our fleet. In 2008, we added more than 1,100 aerodynamic trucks to our fleet to further improve our fleet efficiency. We plan to add 1,300 more in 2009.

We still have a lot of progress to make before we reach our goal to double the efficiency of our fleet by 2015, but we believe we are moving in the right direction to meet that goal.

In addition to transporting products, we have a fleet of passenger cars used to transport associates. We committed to purchasing an additional 300 hybrid cars for our passenger fleet in 2009. Currently, we have 860 hybrids, which is almost 17 percent of the fleet.

FLEET EFFICIENCY IMPROVEMENT

(cases delivered divided by miles traveled and average fleet mpg)


30
20
10
0
05
08
Fleet efficiency improved 38 percent between 2005 and 2008.

HYBRID CARS IN WAL-MART'S FLEET


1,000
750
500
250
0
07
08
09


ASDA
WAL★MART
supercentre
ASDA

Europe

United Kingdom

By the end of 2009, our ASDA stores aim to have their truck fleet emit 40 percent fewer carbon emissions – measured by volume of cases shipped – than their fleet emitted in 2005. This fleet improvement program is called "Fewer and Friendlier Road Miles" and is helping ASDA reduce the number of empty trucks on the road and integrate new technologies into the fleet.

To reduce the number of miles driven, ASDA developed initiatives to increase the number of backhauls and fronthauls they run. Backhauls enable ASDA to fill empty trucks traveling between the stores and distribution centers to collect shipments from suppliers for direct delivery to the distribution centers. In 2008, this initiative saved ASDA approximately 1.17 million miles in ASDA's supply chain, reducing almost 1 million empty miles for ASDA trucks alone. ASDA also uses a fronthaul initiative, in which suppliers deliver ASDA's goods, as opposed to an ASDA truck, in the event the suppliers' drivers are already headed to that destination. In 2008, this saved ASDA 1.4 million road miles. Total road mileage saved in 2008 through ASDA's logistics sustainability efforts was 8 million miles and eliminated the production of 10,222 tons of CO_2 from its trucks.

Also included in the "Fewer and Friendlier Road Miles" program are the addition of new technologies and using other transportation methods to move products. ASDA is improving efficiency and saving road miles by making use of trains and double-trailers. Each month, ASDA displaces 625,000 road miles and eliminates 475,000 road miles, respectively, by utilizing these large-load platforms. ASDA is also using synthetic oils, fuel additives and integrating technological solutions into the trucks to improve efficiency. One technology called Isotrack is a computer installed in cabs that analyzes driving patterns and their effect on fuel efficiency.

Asia

Japan

In Japan, Seiyu aims to reduce the amount of fuel needed to transport 1 ton of goods per kilometer by 25 percent by 2012. Seiyu measures the amount of fuel required to carry 1 ton of goods 1 kilometer and is tracking well toward the goal. Between 2007 and 2008, Seiyu was able to transport 16 percent more goods over the same amount of distance by using more efficient routing and loading techniques for trucks, and consolidating operations and deliveries. Last year, their efficiency improvements led to a decrease in CO_2 emissions by more than 13 percent. Going forward, they plan to further improve their fleet efficiency by expanding the use of local products and continued logistics optimization.

DISTRIBUTION CENTER IMPROVEMENTS

Our distribution centers around the world are also playing a role in our efforts to increase the efficiency of our operations. The strategic placement of our distribution centers helps increase the efficiency of our fleet by cutting down the number of miles that products travel before reaching one of our stores. And innovative technologies being added to existing and new distribution centers help reduce our energy use and greenhouse gas emissions.

Americas

United States

Walmart has more than 140 distribution centers that service more than 4,200 stores across the U.S. We believe that all of our buildings should operate as efficiently as possible, and that's why we're also working to reduce energy consumption at our distribution centers.

Our improvements include:

Retrofitting Lighting Fixtures: Replaced the lighting fixtures in more than 100 of our distribution centers to use T5 fluorescent light bulbs. Using these bulbs, we saved more than 200 million kWh of electricity.

Using Energy Demand Monitoring Systems: Although the distribution centers themselves run nearly 24 hours a day, not all of the equipment needs to run all the time. Our energy demand monitoring system enables us to turn off lights and equipment when they are not in use. We use motion-sensor lighting and a similar system that controls conveyor belts.

Integrating Glycol Cooling into the Refrigeration System: In the past two years, five distribution centers were retrofitted to feature HVAC units that use a glycol cooling loop, which is supported entirely by the refrigeration system. Not only does the system keep the perishable foods cold, but also cools the entire distribution center.

Rapid Doors: We recently completed successful testing and have started integrating rapid-operating doors that create a solid barrier between rooms that require different temperatures in the grocery distribution centers. These doors help us save energy by remaining closed when there is no traffic in and out of the room, but open very quickly when an associate approaches.

Variable Frequency Drives (VFDs): Similar to the energy demand monitoring system, our refrigeration systems adjust their output based on the current need. If there is not as much to cool, then the systems do not need to run at their full capacity. By installing Variable Frequency Drives (VFDs), we are able to match the speed of operation to the current load required.

Solar Panels: In California, we completed the installation of solar panels at one distribution center in Porterville and will be completing a second location in Apple Valley during the second quarter of 2009. In Porterville, the panels were installed on the roof of the facility and will supply approximately 600 kW of power. The ground-mounted solar panels in Apple Valley will cover a nine-acre field and supply 1 megawatt (MW) of power.

Europe

United Kingdom

Given the strategic placement of ASDA's distribution centers, the distance between the stores and the distribution centers averages only 50 miles. This helps ASDA reduce the number of miles trucks travel and saves fuel.

Asia

China

In China, Wal-Mart opened a distribution center in Tianjin which won the 2008 Green Supply Chain Award from the China Supply Chain Council. The 455,000-square-foot distribution center has a number of sustainable features that help reduce CO_2 emissions and energy and water consumption. The distribution center includes solar panels and wind turbines that produce renewable energy. Solar water heaters installed at the facility can provide 1.7 tons of hot water each day. Energy efficiency improvements include the installation of efficient T5 light bulbs, daylight harvesting and an HVAC system with improved energy consumption.

Waste


I MY BAG
ASDA
TO
REUSE
ASDA
use me

OVERVIEW

One of our primary sustainability goals is to create zero waste, including redirecting all of the waste created by our U.S. operations from landfills by 2025, and reducing packaging in our supply chain by 5 percent by 2013. In 2005, we announced a short-term goal to reduce waste in our U.S. operations by 25 percent by 2008. To move toward these goals, we are working with suppliers to reduce the amount of packaging and waste that enters our stores so we don't have to throw it away.

Around the world, we continue to develop new initiatives that strengthen our business. By focusing on the three "Rs" – reduce, reuse and recycle – when we think about waste, we identify new opportunities to reduce our waste stream. For example, our ASDA stores in the United Kingdom have reduced the weight of their food packaging by 25 percent when compared to 2005. And in Japan, our Seiyu stores have been able to recycle approximately 75 percent of their total store waste by separating waste into 12 different categories. These are just a few examples of how we are reducing the amount of waste sent to landfills and our use of natural resources.

REDUCE, REUSE, RECYCLE

At Wal-Mart, we focus on the three "R's" when we think about our waste – reduce, reuse and recycle. By keeping these three words in mind, we continue to develop new initiatives that strengthen our business as well as our ability to deliver on our mission.

When our waste reduction goals were set in 2005, we quickly realized that our previous waste management system was insufficient to accurately measure and manage our waste stream. Dumpsters were being hauled from our stores without measuring how much waste was in them. During the past three years, we worked side-by-side with our waste vendors to develop a more sophisticated waste hauling system that allows us to measure and manage our waste stream. At the same time, we began robust recycling efforts and increased the amount of waste being recycled and decreased the amount going to the landfill. We do not, however, know the actual percentage of the amount of waste we redirected or reduced in 2005, 2006 or 2007.

Now that we are able to accurately measure waste to the landfill, we are proud to report that from February 2008 until January 2009, we redirected more than 57 percent of the waste generated by our stores and Sam's Club facilities, exceeding the national recycling rate. This success was achieved through a number of initiatives, including better managing our inventories, increased charitable donations and implementing many new and innovative recycling programs.

In 2007, we started a zero waste pilot in the Fort Smith, Arkansas, market. Through this pilot, we are gaining a better understanding of the waste generated by our stores and opportunities for reducing and redirecting that waste.

Plastic Bag Initiative

In 2008, we made a commitment to reduce the plastic shopping bag waste at our stores around the world by an average of 33 percent per store by 2013 using a 2007 baseline. If we achieve this goal, we could reduce our plastic bag waste by the equivalent of 9 billion bags, avoid producing 290,000 metric tons of greenhouse gases and prevent consuming the equivalent of 678,000 barrels of oil every year. By giving out fewer plastic bags, offering reusable ones and helping our customers recycle their existing bags, we expect to eliminate more than 135 million pounds of plastic shopping bag waste globally. Many of our international markets are already making progress in reducing their plastic bag waste.

Americas

Canada

In 2008, Wal-Mart Canada reduced the size and gauge of plastic shopping bags to save an estimated 2 million pounds of plastic resin in one year. For those customers who prefer plastic bags, Wal-Mart Canada will recycle returned plastic shopping bags from any retailer.

Argentina

In the past two years, Wal-Mart Argentina has seen a 20 percent reduction in plastic bag use through improved cashier training promoting a "five items per bag" goal.

Brazil

In November 2008, Brazil launched a pilot project that gave customers a $0.03 USD discount for every plastic bag they didn't use. The project has been a great success, and in the first two months of the project, customers avoided consuming more than 1 million plastic bags.

To add to their efforts to reduce plastic use among customers, Wal-Mart Brazil has introduced the lowest-priced reusable bag among retailers in Brazil at R$2.50 ($1.13 USD). They have sold more than 1 million of these reusable bags since the launch.

Central America

In Central America, our stores have implemented a number of standardization measures to achieve a 10 percent reduction in plastic bag weight.

Reusable Bags

We're also encouraging our customers to use items such as reusable shopping bags to reduce their waste.

Americas

Central America

In December 2008, Wal-Mart Central America introduced reusable bags into its stores.

Chile

Chile's D&S stores are the first grocery retailer in Chile to offer reusable bags.

Mexico

In April 2008 Wal-Mart de Mexico introduced reusable bags and in early September reduced the price by one-third.

United States

In October 2007, we started selling reusable bags at Sam's Club and Walmart stores in the U.S. In 2008, we expanded our reusable bag selection at Walmart stores to include two bags, a black bag and a blue bag, which are both made out of recycled materials and can be recycled when they wear out. The reusable bags can eliminate the use of 75 to 100 plastic shopping bags over their lifetime. The Sam's Club bags are slightly larger, capable of carrying up to 50 pounds and can also be recycled once they wear out.

Asia

China

In China, Wal-Mart offers 15 types of reusable bags.

Japan

In Japan, our Seiyu stores began the Hummingbird Campaign to encourage customers to reduce plastic bag consumption. As part of this campaign, Seiyu has encouraged customers to use their bring-your-own bags or "My Bag" available at all Seiyu stores, which features the Hummingbird Campaign logo. Now, approximately 45 percent of Seiyu customers use their own reusable bags.

Europe

United Kingdom

In order to encourage customers to bring and use reusable bags, ASDA removed single-use plastic carrier bags from view at all of its checkouts. They were the first major supermarket retailer in the U.K. to do this. Now, associates ask customers if they are reusing bags, and will only provide a single-use bag to the customer if asked. This change has contributed to a more than 30 percent reduction of plastic bags used in ASDA stores since June 2008.

Packaging Reduction

Around the globe we are working with our suppliers to develop sustainable solutions to product packaging. Several markets, including the U.S., the Americas, Europe and China, are working to reduce packaging waste by 5 percent by 2013 using a 2008 baseline. In order to move toward this goal, we developed an online packaging scorecard designed to gather information on our suppliers' product packaging in order to establish a baseline and help our buyers make more informed purchasing decisions.

On February 1, 2008, the online packaging scorecard was made available to all of our U.S. buyers, and now buyers may show preference to those suppliers who have demonstrated a commitment to producing more sustainable packaging. Suppliers can use the scorecard to measure how their product packaging helps us achieve, meet or exceed our goals of being supplied 100 percent by renewable energy, creating zero waste and selling environmentally preferable products.

In early 2009, we began rolling out the packaging scorecard to select international markets. Canada will be the first country to integrate the scorecard into its business, and the rollout is expected to be completed by the fall of 2009. The scorecard will be translated into several languages, but will contain the same information and questions as the original scorecard launched in the U.S. Already our suppliers around the world are reducing their packaging and creating more sustainable alternatives.

Currently, we are working with our Packaging SVN to measure our progress toward reducing packaging in our supply chain by 5 percent by 2013 based on a 2008 baseline. There are many factors associated with making packaging more sustainable, including greenhouse gas reductions during manufacture of the package, substrate material choices and




Downy

chemical composition. We have spent the last several months gathering the information we need about our products to be able to look at these factors through a "cradle-to-gate" approach. In doing this, we will be able to more accurately measure the environmental impact packaging reduction has on our entire packaging supply chain. We have collected information on approximately 300,000 of the items carried in Walmart stores and 90 percent of the items that we collect information on at Sam's Club. As we move forward, we will continue to work with our Packaging SVN members to evaluate the type of information collected and determine how to best measure the progress being made by our suppliers.

Americas

United States

Each year, our U.S. Packaging Network hosts a Sustainable Packaging Expo in Bentonville, Arkansas, to connect product suppliers with packaging suppliers who can suggest sustainable packaging options. In 2008, the Expo featured more than 180 sustainable packaging booths and was attended by more than 1,500 product suppliers and 500 internal associates. The Expo also provides attendees with the opportunity to attend several educational sessions featuring speakers from Wal-Mart's U.S. Packaging Network and non-governmental organizations.

In addition to working with our suppliers on the scorecard and the Sustainable Packaging Expo, we have been actively working with our private-label suppliers to increase the sustainability of their packaging. For example, we've made sustainable packaging changes to the apple juice sold under the private Member's Mark label at Sam's Club. Approximately half of the packaging is manufactured using 35 percent renewable energy generated by hydroelectric plants that use moving water to generate electricity. Additionally, 50 percent of the packaging is manufactured from 100 percent recycled corrugated cardboard.

In 2007, we missed meeting our goal to eliminate PVC from our private-brand packaging. We made progress toward this goal by converting PVC clamshells to PET and either completely removing PVC windows in packaging or replacing the PVC windows with PET. While we continue to look for alternatives to PVC, we have been unable to find suitable replacements for PVC used in over-the-counter, tamper-evident bands, metal can sealants and meat wrapping, among others. Until we identify another material of equal performance, we will not eliminate PVC from certain items to ensure the safety of our customers.

Brazil

The makers of Sustax, a drink mix made under our private label in Brazil, were able to reduce packaging without sacrificing the volume of product sold to customers. They did it by making Sustax cans approximately 16 percent smaller, leading to a 24 percent reduction in the label size and a 12 percent reduction in the amount of corrugated cardboard needed to package the cans. These changes have led to an annual savings of 2,800 pounds of steel, 330 pounds of paper and 770 pounds of cardboard.

Europe

United Kingdom

In the U.K., our ASDA stores have reduced the weight of their food packaging by 25 percent compared to a 2005 baseline. More than 2,500 different products on ASDA shelves have been right-sized, leading to a reduction of 40,000 tons of packaging, which is equal to the weight of 5,700 London red buses. Additionally, the packaging on more than 6,000 products provides customers with recycling information.

Asia

Japan

In Japan, our Seiyu stores are actively working to reduce packaging waste. Their produce department has been working with suppliers to develop reusable plastic containers to transport produce in order to make their supply chain more sustainable. They are also reducing the number of trays used in the meat department. So far, by moving from four different colored trays used to store and display different kinds of meats to one white tray for everything, they have saved more than JPY 100 million ($965,000 USD).

China

Following in the footsteps of the U.S. Packaging Network, Wal-Mart China hosted its first Sustainable Packaging Expo in 2008. The Expo helped connect product suppliers in China to suppliers who have sustainable packaging options.

RESUSING MATERIALS

We are working with our suppliers to integrate recycled materials into new products. We are showing our customers how these recycled materials can have a positive effect on the environment, while helping them save money and live better.


Rubber Mulch

Americas

United States

Many people wonder where plastic and other materials go once they have been recycled. In the U.S., we are developing a closed-loop recycling program that helps our suppliers get materials recycled from Walmart stores. With the recycled materials, suppliers can make new products that return to Walmart's shelves.

For example, each year, our Tire and Lube Express Centers (TLEs) send millions of tires to recyclers for processing. In 2008, we were able to recycle 16 million tires, and 2.5 million of those tires went into the production of a new product on our shelves, Majestic™ Rubber Mulch. By selling this rubber mulch, we prevent those tires from going to landfills and reduce the number of trees that are cut down to make traditional mulch. Additionally, it is non-toxic and latex-free. This closed-loop system saves money for us, our suppliers and our customers.

ZERO WASTE INITIATIVE

Our stores around the world are recycling millions of pounds of materials generated from the back of our stores. We're reducing the amount of waste sent to landfills and our need to use virgin materials.



Americas

United States

In 2008, we really started seeing results of the super sandwich baling process we instituted in all of our stores, Sam's Club locations and additional facilities in 2007. This process helps us recycle loose plastic and cardboard, along with 32 additional items, including aluminum cans, plastic hangers, plastic water and soda bottles, office paper and paperback books. Since integrating this process into our facilities, we have redirected 18.9 million pounds of plastic hangers, 12.4 million pounds of office paper and 1.3 million pounds of aluminum from going to landfills. And we continue to increase the amount of plastic and cardboard we have been able to recycle. We estimate that we have redirected more than 182 million pounds of plastic from landfills and sent more than 25 billion pounds of cardboard to paper mills across the U.S. and Asia to be recycled.

We are also helping our customers recycle their old electronics, which can often be hard to do. In May 2008, Sam's Club partnered with N.E.W. Customer Service to start an online recycling program for unwanted electronics. Anyone can log on to the Web site www.econewonline.com/samsclub, enter information on their used electronic item and find out whether or not they can get money back for sending it in. Once the item is sent to N.E.W. for free, the amount eligible to be refunded will be given back to the customer on a Sam's Club gift card.

Brazil

Wal-Mart Brazil is working to create "Zero Impact" when it comes to waste. In 2008, 273 associates were trained to take part in the Zero Impact program, which will reduce the waste sent to landfills. Currently, 89 stores in the country are participating in the program, and Wal-Mart Brazil aims to have all of its stores in the program by 2010.

Wal-Mart Brazil is also participating in a unique relationship with waste collectors in the country. In Brazil, some impoverished people earn money by rummaging through waste to collect recyclable items. Wal-Mart Brazil and Wal-Mart Institute (Brazil) initiated the Station Recycling Project in partnership with the Coca-Cola Brazil Institute and Coca-Cola Brazil. The project involves providing centrally-located collection posts for recyclables at the network of Wal-Mart stores throughout the country and at 25 Coca-Cola supplier factories. By providing the recycling stations, people now have a place to drop off their recyclable items, the recycling infrastructure in Brazil is strengthened and the income generation achieved by the cooperative of garbage collectors is improved.

Central America

Our distribution centers in Central America have been diligent about recycling materials. In 2008, Wal-Mart Central America was able to recycle 13,137 tons of cardboard and 1,299 tons of plastic. This helped eliminate the need for more than 223,000 trees and more than 14,000 barrels of oil.

Puerto Rico

In 2008, as part of Wal-Mart Puerto Rico's annual recycling challenge "Tomatelo en Serio," students, associates and customers collected 57 percent more materials than the previous year. The program is an educational alliance with the Puerto Rico Solid Waste Authority, the Puerto Rico Education Department, Yo Limpio a Puerto Rico, and Pepsico. Nearly 80,000 students and 231 schools brought their recyclable items to Wal-Mart stores, which served as collection centers for the recycling challenge.

Europe

United Kingdom

During the last few years, our ASDA stores in the U.K. have established a comprehensive recycling program which has helped them redirect 65 percent of store waste from the landfill. At the end of 2008, ASDA opened the U.K.'s first store that aims to reach zero landfill waste in Bootle. Currently, the store serves as a demonstration of the model that will help ASDA achieve its zero-waste-to-landfill goal by the end of 2010.

At the heart of this program are the regional ASDA Service Centers (ASCs). Recyclable materials are transported to these facilities from stores in the surrounding area using empty delivery vehicles on their return run – a process known as backhauling – which means they don't need to put more trucks on the roads just to transport these commodities. Once at an ASC, the waste is bundled together and stored, ready to be sent for recycling. As of 2008, ASDA had seven of these ASCs, with one more to be constructed to complete the network.

In 2007, this initiative helped ASDA recycle more than 165,000 tons of cardboard and nearly 8,000 tons of plastic wrapping. Now, ASDA is continuing to move toward its zero-waste goal and aims to eliminate the remaining 35 percent of its waste.

Asia

Japan

Our Seiyu stores in Japan are able to recycle approximately 75 percent of their total store waste by separating waste into 12 different categories. In 2008, Seiyu was able to establish new ways to reduce food-related waste, further reducing the amount of waste sent to landfills. This year, Seiyu aims to have sustainable solutions for 80 percent of its store waste.

MARISA'S STORY

Marisa Franklin, an inventory control team member for Wal-Mart Stores, Inc., loves to talk trash – nearly 1,500 tons of trash, to be exact. With the help of her fellow associates at Wal-Mart's STaR Complex in Pineville, Missouri, Marisa's PSP involved starting a facility-wide recycling campaign that has kept 1,492 tons of trash from the city landfill.

The STaR Complex, also known as Wal-Mart's Support Testing and Reclamation facility, is the perfect place to institute an aggressive recycling awareness effort and to generate high-impact results. The 75 associates who work at the complex are responsible for collecting all of the leftover and retired equipment from Wal-Mart's stores, clubs and distribution centers.

"We receive anything and everything that is coming back from the stores – cash registers, shelving, signage, packaging materials, printers, electronics, etc." says Marisa. "All of this stuff used to go to the landfill."

In 2005 Lee Scott, Chairman of the Executive Committee of the Board of Directors, then CEO, announced the Company's commitment to being a leader in the area of environmental sustainability.

"When I heard Wal-Mart was going to focus on creating zero waste, a light bulb went off in my head. I grew up in a family that was committed to recycling, so it's something I've always done. But now, being able to lead this effort at work is really fun and exciting," Marisa says.

It's challenging too. While finding external partners to recycle electronics, metals and other items wasn't terribly difficult, the STaR associates struggled to uncover a company specializing in Styrofoam recycling. Marisa finally found one in Hendren Plastics, based in Gravette, Arkansas.



Marisa Franklin, inventory control team member and PSP champion for Wal-Mart Stores, Inc.

A manufacturer of polystyrene, Hendren had plenty of leftover Styrofoam and had devised a way to recycle it.

"The Company uses what is called a 'densifier,' which basically sends the Styrofoam up a conveyor belt, chops and heats it, and then it becomes a paste. The paste is then sent off to other partners in New Jersey and California that turn it into pellets, which are eventually made into durable plastic items like desk organizers, picture frames, hangers, CD cases and more. And it kept the Styrofoam out of our landfill," Marisa says.

With her persistence and passion, Marisa hopes that, in her 6-year-old son's lifetime, landfills will no longer be necessary. She's doing her part to pass along the fervor to her young protégé.

"My son is really into recycling. He's been vocal about the need for it at his school and with his little friends. It gives me a lot of pride that this is something that will always be second nature to him," Marisa says.

REDUCING PLASTIC SHOPPING BAG WASTE BY 33 PERCENT


CLINTON GLOBAL IN

"By reducing the number of plastic bags our customers use, increasing the availability and affordability of reusable bags and providing recycling solutions, we think we can eliminate plastic waste equivalent to 9 billion plastic bags per year from our existing stores alone. If we can encourage consumers to change their behavior, just one bag at a time, we believe real progress can be made toward our goal of creating zero waste."

– Matt Kistler, Senior Vice President of Sustainability

Matt Kistler with Former President, Bill Clinton, addressing the opportunity to reduce plastic bag consumption.

On September 25, 2008, at the Clinton Global Initiative Annual Meeting, Wal-Mart committed to reducing its global plastic shopping bag waste by an average of 33 percent per store by 2013. This is expected to eliminate more than 135 million pounds of plastic waste globally. To help reach this goal, we will reduce the number of bags given out by our stores, encourage the use of reusable bags and give customers the ability to continue recycling plastic shopping bags.

This comprehensive bag reduction strategy is being developed in partnership with Environmental Defense Fund (EDF). The goal could have far-reaching environmental and economic benefits. It is estimated that roughly 60-80 percent of all marine debris is plastic. Reducing plastic shopping bag waste could also help reduce government expenditures. According to Californians Against Waste, the state of California spends approximately $25 million per year to discard plastic bags into landfills.

Wal-Mart's commitment to reduce plastic bag waste globally by 33 percent includes a 25 percent reduction from U.S. stores and a 50 percent reduction from our international operations. Our stores across the globe have the flexibility to meet this goal through a three-pronged strategy of reduce, reuse and recycle. Options for meeting the goal include, but are not limited to:

- **Reduce:** Decrease the amount of plastic going into our bags and also ensure bags are being loaded properly, reducing the number of plastic bags needed per trip to the store.
- **Reuse:** Increase reusable bag use among our customers by making them accessible and affordable and educating customers on the benefits of reusable bags.
- **Recycle:** Increase number of plastic bags being recycled.

As part of the goal to reduce plastic bag waste, Wal-Mart stores in several markets have introduced new, more affordable reusable bags. In April 2008, Wal-Mart de Mexico introduced reusable bags and in early September reduced the price by one-third. In the U.S., Walmart began offering reusable bags in October 2008 for 50 cents each.

Our efforts could reduce energy consumption by approximately 678,000 barrels of oil per year and reduce carbon dioxide emissions by 290,000 metric tons per year – equivalent to taking more than 53,000 passenger vehicles off the road annually.

Sustainable Products


Air Conditioner
Insulating Seal
SPONGE TAPE
WEATHERSTRIP
• Fits Most Window Units
• Reduces Noise and Vibration
• Cut to Any Size

OVERVIEW

Bringing sustainable changes into our business is just one aspect of our sustainability program. We also want to bring sustainability into the homes of our customers around the world. By working with our suppliers to improve the sustainability of the manufacturing processes and use of products sold in our stores, we hope to show our customers that they don't have to pay more for products that can reduce their impact on the environment.

We carry hundreds of thousands of products on our shelves that fall into a number of product categories. We established Sustainable Value Networks (SVNs) that represent different business divisions, such as the Electronics Network, the Food, Agriculture and Seafood Network and the Jewelry Network. Associates in those divisions are a part of the SVN and work hard to find sustainable solutions for products in their category while keeping our business goals top of mind. Additionally, our SVNs include representatives from non-governmental organizations, universities, the government and supplier companies. Together, we are working to put more affordable and environmentally preferable products into the hands of our customers.

GLOBAL AGRICULTURE AND FOOD

While many of our customers are working to stretch their budgets, we are working to do our part by giving them access to fresh food at affordable prices. One way we are able to do this is by purchasing more produce from local farmers and purchasing products that are grown and produced by people who use sustainable practices in their businesses. Our goal at Wal-Mart is to have a long-term supply of reliable agricultural and seafood products harvested in a sustainable way.

Americas

United States

In 2008, we launched even greater efforts to purchase locally grown produce in the U.S. With our locally grown initiative, we can provide high-quality, low-priced fruits and vegetables while supporting farmers and their local economies. By reducing the number of miles food travels between the farm and our shelves, we can decrease greenhouse gas emissions and conserve fuel.

In 2008, we began selling case-less milk at 236 Sam's Club locations in the U.S. The case-less milk jug is square in shape and virtually self-stacking, which eliminates the need for racks, extra transportation to pick up the racks and water required to clean the racks. Additionally, the case-less milk jug ships more efficiently, showing a 51 percent improvement in the cube utilization and allowing 9 percent more product on a truck.



We are also working with suppliers to offer more socially responsible products on our shelves. As a part of our first Earth Month in-store campaign in April 2008, we launched the sale of six coffees carried under our exclusive Sam's Choice brand that are either certified organic, Fair Trade Certified or Rainforest Alliance Certified. These coffees enable customers to get gourmet coffee at a great value while providing benefits to farmers, their communities and the environment. Sam's Club was one of the first retailers to offer Fair Trade Certified wine. And since November, Sam's Club members have been able to purchase Fair Trade Certified Malbec wine from Argentina in more than 400 Sam's Club facilities. A portion of the sales is collected by Transfair USA and used to build schools, medical facilities and other community projects.

We are committed to featuring more sustainably harvested seafood in our stores. Our efforts have included collaboration with the Marine Stewardship Council (MSC), Sustainable Fisheries Partnership (SFP) and the World Wildlife Fund (WWF), Environmental Defense Fund (EDF), and the Alaskan salmon industry for wild-caught seafood and with the Global Aquaculture Alliance (GAA) for all farmed seafood.

Together, we are encouraging our seafood suppliers to implement plans that strengthen fishery management practices, rebuild stocks, reduce environmental impacts and encourage support for broader marine ecosystem management and protection efforts.

We made a commitment in 2006 to:

- Purchase all of our wild-caught fresh and frozen fish for the U.S. from Marine Stewardship Council (MSC)-certified fisheries by 2011.
- Work with Global Aquaculture Alliance (GAA) and Aquaculture Certification Council (ACC) to certify that all farmed shrimp suppliers to Walmart adhere to Best Aquaculture Practices (BAP) standards in the U.S. by 2011. These standards serve as a guideline to assist participants in performing environmental and social impact assessments of their production facilities and developing management systems for compliance with the certification standards.

As of January 31, 2009, in aggregate, 49 percent of the total pounds of fresh or frozen seafood sold at Walmart U.S. and Sam's Club have the MSC or ACC certification, with many more fisheries currently progressing through the certification process. We currently have 28 products in our stores that carry the MSC certification, with more selections under way. And 100 percent of the farmed shrimp products we purchase meet factory processing criteria established by the ACC, and we are in the process of having shrimp, catfish, tilapia and salmon farms become ACC-certified as well.

Mexico

In 2008, Wal-Mart de Mexico sourced 99 percent of the fruit and vegetables sold in their stores from Mexican suppliers. They also feature more than 1,100 environmentally preferable products on their shelves.

Central America

Together with the global relief and development organization Mercy Corps and the United States Agency for International Development (USAID), we launched the Inclusive Market Alliance for Rural Entrepreneurs in Guatemala, which is focused on improving the lives of small-scale farmers. During a three-year project, the Alliance will help small-scale farmers move from traditional crops, such as corn and beans, to growing demand-driven crops, such as tomatoes, peppers, potatoes and onions that will be sold to major retailers such as Wal-Mart. With the resources provided by the Alliance, we hope that small-scale farmers in these rural areas will be able to grow into entrepreneurial producers of premium products. We expect that higher, more consistent incomes will lead to increases in education, health and food security for their families and communities.



Brazil

Wal-Mart Brazil has committed to offering at least one organic product per food category. They currently have more than 1,000 organic items in stores from 172 organic product suppliers who provide meat, juices and fruits.

Puerto Rico

Our Puerto Rico market has launched a program called Siembra el Desarollo Del País (Sowing the Development for the Country) with the Banco de Desarollo Económico (BDE), the Puerto Rico Department of Agriculture and the non-profit organization Caborrojeños Pro Health and Environment. The program aims to identify and develop business opportunities for farmers, while providing customers greater access to local produce. By supporting this program, Puerto Rico reduces its dependency on imported produce. New agricultural entrepreneurs participating in the program will receive some financing from the Economic Development Bank to establish their business. They will also receive support from the Department of Agriculture on land preparation and crop seed availability. Additionally, participants will receive training sponsored by Wal-Mart to develop the skills needed to run agricultural-based businesses, strengthen new business projects and ensure that sustainable practices are being integrated into their farms. The products generated by participating businesses will be marketed under the brand name, "Del País" in Walmart supercenters, Sam's Club and Amigo Supermarkets. The project will start with 20 farmers and is expected to expand to 25 in 2009. During the first phase of the project, chili peppers, sweet potatoes, beans, yautía, yams, malanga and plantains will be produced.

Europe

United Kingdom

Our ASDA stores in the U.K. are working to put more locally grown and locally produced items on their shelves, as well. ASDA currently works with approximately 500 local food producers in the U.K. who provide more than 5,000 products to ASDA stores across the country. As an example, ASDA pledged that it will not sell any eggs sourced from abroad in its private-label egg brand. During the next three years, all ASDA brand eggs will be supplied by a group of local dedicated egg farmers. The private-label brand also guarantees all its hens have been vaccinated against salmonella. ASDA has also launched a campaign called "Respectful," which promotes free-range eggs exclusively supplied by a local supplier, Stonegate, and produced using humane, environmentally sound methods.

Asia

China

Wal-Mart China is working to bring customers better quality and sustainably-harvested produce through its Direct Farm Program. This program helps farmers in China place their sustainably grown produce in local Wal-Mart stores and receive better financial returns on their products. They aim to expand the Direct Farm Program to include as many as 1 million farmers by 2011.


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ELECTRONICS

We are working to reduce the energy consumption of the products we have on our shelves. In 2008, we set a three-year goal to work with our suppliers to make the most energy-intensive products in our stores around the world 25 percent more energy efficient based on a 2008 baseline. Using the same baseline, we are also working with suppliers to increase the efficiency of flat-screen televisions by 30 percent by 2010.

Americas

United States

Throughout 2008, we laid the groundwork to make certain products we sell more energy efficient by working with our suppliers. So far, we have made progress in moving toward our goals in this area.

- We are working with suppliers to make the most energy-intensive products in our stores 25 percent more energy efficient based on a 2008 baseline. Products falling in this category include personal computers, video game consoles, air conditioners and televisions. By May 2009, all of the laptop computers and one-third of the desktop computers we sell in the U.S. will be ENERGY STAR® 4.0-compliant.
- As of January 2009, 75 percent of our air conditioning units are ENERGY STAR®-certified, making significant progress toward our goal to have all of the air conditioning units we sell ENERGY STAR®-rated by 2010. To learn more about ENERGY STAR® and ENERGY STAR® certification visit: http://www.energystar.gov.
- We are also working with our suppliers to make all of the flat-panel televisions we sell 30 percent more efficient by 2010 based on a 2008 baseline.

In addition to making certain products more energy efficient, we are working to double the sale of products that help make homes more energy efficient by 2011 based on a 2008 baseline. Products falling under this category include caulk, weather stripping, air filters, programmable thermostats, expanding foam and power strips. Each of these products helps a home reduce wasted energy due to poor seals or phantom power consumption.

We are also working to bring more RoHS-compliant electronics into our customers' homes. RoHS-compliant (Reduction of Hazardous Substances) electronics have eliminated certain substances from being used during the production of the item. We are making all of our televisions, personal computers, MP3 players, video games and cameras RoHS-compliant. So far, all of our televisions and personal computers meet this standard.

Asia

Japan

Seiyu in Japan is increasing demand for energy-efficient electronics by informing its customers about the 4-star-certified, energy-efficient appliances carried in the store. Due to additional customer education, Seiyu has also seen a 30 percent increase in CFL sales.

China

Wal-Mart China is actively promoting the production and sale of energy-efficient products by raising customer awareness and hosting electronics trade-in events. In 2008 alone, Wal-Mart China hosted 400 electronics trade-in events. These events helped customers properly dispose of their e-waste, lowered pollution and drove 1.4 percent of all new television sales. Wal-Mart China plans to host as many as 100 of these events per month by 2011.




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HOME GOODS

We believe that the products our customers use in their homes should be affordable and safe. We also believe that those products can be sustainable.

Detergent and Soap

Americas

United States

In late 2007, we committed to transition our entire liquid laundry detergent category to concentrated detergent by May 2008. We saw success in this initiative when Unilever developed its all® small-and-mighty detergent, which is one-third the size of the 100-oz. bottle. This new detergent can wash just as many loads of laundry and is easier for customers to carry. In 2007 and 2008, we worked with all of our major detergent suppliers, and every detergent brand made the switch. We expect that by 2011 this change will save more than 125 million pounds of cardboard, 80 million pounds of plastic resin and 430 million gallons of water. These changes help us save money on diesel needed to transport the improved bottle. This commitment also resulted in real savings for our suppliers.

Our Americas region also is taking steps to make its laundry detergent category more sustainable. By 2012, all of the liquid laundry detergent sold there will be at least two times concentrated to reduce water use. In addition to working with suppliers to increase the amount of compact versions of laundry detergent they offer, we have committed to reducing phosphates in detergents being sold in the region. We will require our suppliers to reduce phosphates by 70 percent in laundry and dish detergent by 2011 based on a 2009 baseline. We will measure this goal by calculating the total mass of phosphate content in detergents sold in the Americas per year.

Brazil

One unique product being sold in Wal-Mart Brazil stores is the private-label TopMax bar soap, which is made from used kitchen oil that Wal-Mart customers deposit into oil collection receptacles in stores. The soap is biodegradable and also phosphate-free.

Wood and Paper

Another area where we believe we can make great strides is in our wood supply chain.

Americas

United States

In 2008, we committed to eliminate wood that comes from unwanted sources from our supply chain by July 2013. In order to do this, we partnered with the World Wildlife Fund's Global Forest and Trade Network (GFTN). The GFTN aims to eliminate illegal logging and improve the management of valuable and threatened forests. Together with the GFTN and its network and expertise in 36 countries, we will work with our suppliers to improve the traceability and transparency of our wood and paper supply chain and move toward even more sustainable sourcing.

Asia

China

In addition to our work with the GFTN, we are focusing a great deal of attention on our wood product procurement from China. China is an important source of products manufactured from wood, and therefore it's important for our Company and our suppliers to gain greater transparency into this portion of our supply chain. Wal-Mart Stores, Inc. recently entered into a memorandum of understanding with the Chinese National Forestry Industry Association to build relations with the organization and gain visibility into their new wood certification process. We will work alongside them, offering our thoughts on their certification process, learning how they are developing their standards, the source of the information they are using as new certified forests come on line, and how they are documenting the timber supply chain.

Chemicals

With thousands of products on our shelves that contain chemicals, identifying which chemicals may be harmful is, without question, a challenging task. One of our goals is to drive the development and sale of products that are better for the environment and for our health. To help reach this goal, we developed an internal team that identifies chemicals of concern and encourages suppliers to explore and bring to market products that contain alternatives to the chemicals we identify. By working closely with our suppliers, we are tackling this challenge and seeing progress.

Americas

United States

In our 2007 report, we discussed plans to identify 20 chemicals of concern that we would work to eliminate from products sold at our stores. Since that time, we believe we have found a more effective way to address this issue and provide our customers with products that are environmentally preferable. By working in a collaborative process with the members of our Chemicals Sustainable Value Network, we have identified a screening tool, called GreenWERCS, that will provide us with a far more comprehensive view of the products we sell than methods we previously identified. GreenWERCS will help us analyze the products on the market and identify risks across a broad spectrum instead of looking at each chemical individually.


Love Earth

CLOTHING, ACCESSORIES AND TOYS

We are working with our suppliers to introduce new and innovative products that can help our customers feel better about their purchases. In the past year, we have increased our offering of organic and alternative fiber clothing and bedding, and we started selling fully traceable gold and silver jewelry in our U.S. stores.

Textiles

Around the world, we are working to integrate more sustainable fibers into our textiles offerings such as organic cotton or recycled fabrics.

Americas

United States

Our Textiles Network is actively working to provide our customers with environmentally preferable and fashionable clothing options at affordable prices. We are working to integrate more sustainable fibers into our clothing and textiles and make 100 percent of the products sold under our Faded Glory private label more sustainable.

We are approaching this effort from two angles. First, we are working to include more alternative or recycled materials in the fabric of our Faded Glory product line. Second, we are looking at ways to improve packaging such as using tags that are made from recycled leather or eliminating individual polybags. We will measure this goal by comparing what we used in 2009 versus what is used in 2013, and we will continue to look beyond this goal for any dramatic innovations in our Faded Glory production process.

Currently, we are in the initial stages of making our textiles supply chain more sustainable by educating our buyers, product execution team and brand merchandisers about specific network goals. We are also increasing the number of products that use organic cotton, recycled polyester and other sustainable fibers. In addition, we have developed a list of key questions that we ask each of our textiles suppliers in order to learn about their sustainability efforts and initiatives. The list includes questions on recycling materials, reducing energy consumption, reducing toxic chemical usage, reusing fabric scraps, using alternative sustainable fabrics, knowing the origin of their product from cradle to grave, and measuring and reducing water use in the production cycle.

In 2008, we changed our strategy in relation to our purchases of organic cotton. Previously, Wal-Mart was the largest purchaser of raw organic cotton. This meant that we still needed to work with suppliers to mill, gin, dye and manufacture this cotton into products. We have decided to move away from purchasing raw cotton and instead move to purchasing merchandise made with organic cotton. Today, we are the largest purchaser of organic cotton products.

Environment

Brazil

Wal-Mart Brazil placed a blanket on its shelves made from recycled plastic bottles. Each blanket is made of approximately 200 recycled PET bottles. Since February 2008, approximately 92,000 blankets have been sold at Wal-Mart Brazil stores, which have recycled 16.5 million PET bottles.

Asia

Japan

Seiyu has expanded its assortment of organic cotton and environmentally preferable cotton items. One line of cotton apparel, called EcoHeat, is a comfortable and warm winter base layer of clothing. Part of EcoHeat is made from cotton "linter," which is the short fiber portion of a cotton bloom that surrounds the cotton seed and is normally thrown away during processing. The clothing has doubled in sales in women's apparel and increased five times in men's apparel.

India

In India, through our joint venture partnership, we sell kitchen towels that are made from recycled fabric to our partner's company, Bharti Retail. This helps reduce the amount of water needed to grow additional cotton, chemicals that are needed to produce dyes and energy needed to manufacture new fabric.

Jewelry

We are also the largest retailer of jewelry in the world and want to have the confidence that the gems and minerals in our jewelry are extracted, refined, manufactured and sold in an environmentally and socially responsible way. This encompasses everything from promoting safe labor practices to minimizing any adverse social and ecological impact of jewelry production.

Americas

United States

As a member of the Initiative for Responsible Mining Assurance, we are identifying a diamond mine, a gold mine, a manufacturer and a third-party verification company to produce new products in environmentally and socially conscious ways and to test more transparent supply chain practices. By 2010, our goal is for 10 percent of our gold, silver and diamond jewelry offerings to be part of a fully traceable supply chain that meets Wal-Mart's ethical sourcing standards and criteria for responsible mining.

In July 2008, we introduced our "Love, Earth" jewelry line, which features 100 percent traceable gold and silver jewelry and is available at all Walmart stores, Sam's Club locations and at www.walmart.com. This is the first time a major retailer has set standards for third-tier suppliers (mining industry) and established a line of jewelry that has 100 percent "traceability" – the ability to track the products from mining and refining to manufacturing and distribution. In November 2008, we expanded the line to include 100 percent traceable diamonds available in 500 Walmart stores across the U.S. To date we have achieved traceability for more than 30 percent of the gold jewelry sold at Sam's Club and more than 10 percent of the gold jewelry sold at Walmart.

Since our last report, we have learned more about jewelry packaging options and have decided that committing to use only biodegradable bags is not the best way to move our sustainability efforts forward because of concerns from our environmental partners about biodegradability. We have revised our goal to focus on improving the score that jewelry packaging receives in our packaging scorecard.

In 2008, we decided to eliminate the majority of jewelry pallets, and to date we have eliminated 91 percent. The remaining 9 percent is made from recycled materials. Additionally, we remain committed to converting all boxes to recycled materials by 2010. Already at Sam's Club, 100 percent of jewelry gift boxes are made from recycled materials.

Toys and Child Care Products

In 2008, we laid out a series of requirements for our suppliers in children's toys and child care products. These requirements included higher standards of product safety and quality. Suppliers were provided with new guidelines in the anticipation of the Consumer Products Safety Improvement Act (CPSIA), which was enacted into law on August 14, 2008.

We require that all toys, children's apparel and accessories, children's jewelry and other children's products be tested for compliance with the lead and phthalate requirements in the CPSIA for all U.S. retail formats.

Although the Consumer Product Safety Commission (CPSC) has delayed the testing requirement until February 2010, we require all suppliers of a children's product to have their product tested by an accredited third-party testing lab.


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CUSTOMER EDUCATION

Around the world, our markets are making an effort to educate the millions of shoppers who walk through our doors about the sustainable choices they can make when buying the products they need every day. Through a number of educational programs, product labeling efforts and community outreach programs, our customers are becoming more informed and better stewards of the planet.

Americas

United States

Since 2005, we have placed a number of environmentally preferable products on our shelves, including organic cotton T-shirts, reusable grocery bags, locally grown produce, recycled tire rubber mulch and sustainably harvested wood patio furniture. In 2008, we took our efforts one step further by launching our largest in-store environmental sustainability campaign in the U.S. Our Earth Month campaign was developed to inform the millions of American customers who shop in our stores and Sam's Club each week about the many ways their purchasing decisions can help improve the environment. With in-store signage and a new line of commercials and print ads, we educated our customers on the environmental benefits of the more than 50 products we featured during the month of April as part of our Earth Month campaign. Earth Month will now occur on an annual basis in April.

Sam's Club in the U.S. launched an in-store campaign that helps members identify environmentally preferable products on the shelves by labeling them with an icon and the phrase "Simple Steps to Saving Green™." Products carrying the special leaf eco-symbol have been created, processed or distributed in a more sustainable manner than similar products. Additionally, some of the products that have been labeled with the symbol also contain another third-party certification, such as fair trade certified, ENERGY STAR® certified or USDA certified organic.

Environment

Canada

More and more, Canadians want products that are manufactured, sourced and packaged in sustainable ways. Wal-Mart Canada launched a program called "For the Greener Good," which features products that are comparable in quality to the national brands at a lower Wal-Mart price; certified to be environmentally preferable by a third-party organization; and will cross many categories in stores, including consumables, hard-lines, and health and wellness. Currently, there are more than 900 stock keeping units (SKUs) that are in the "For the Greener Good" program, including organic clothing, energy-efficient appliances and biodegradable cleaning products.


Consumamos conciencia

Argentina

Wal-Mart Argentina developed a program, "Let's Buy Awareness," in partnership with the ReCrear Foundation, to promote responsible consumer habits within local communities. By placing strategically located signs in key areas of their stores, customers were invited to submit their solutions to environmental problems that matter most to their neighborhoods, schools and organizations within their communities. More than 5,800 customers and schools submitted their recommendations, and several schools received ARS 5,000 ($1,582 USD) in prize money for their suggestions.

Asia

India

Sustainable products such as compact fluorescent light bulbs, organic green tea, an ENERGY STAR®-certified Nokia cell phone and reusable bags are sold by our joint venture partnership to our partner's company, Bharti Retail.

Japan

Seiyu in Japan launched the Eco-Nico Workshop, which is an environmental and social education program for children to attend at neighborhood stores. Store managers and other staff members offer tours of the stores while explaining the inner workings of supermarkets, environmental problems, food safety and ways to reduce trash.

Exhibit M

WAL★MART

Federal Government Relations

Raymond Bracy, SVP, US Government Relations

701 8th Street, NW
Suite 200
Washington, DC 20001
202-434-0999
www.walmartfacts.com

June 2, 2008

The Honorable Barbara Boxer
Chairman
Committee on Environment and Public Works
United States Senate
Washington, D.C.

The Honorable James Inhofe
Ranking Member
Committee on Environment and Public Works
United States Senate
Washington, D.C.

Dear Chairman Boxer and Senator Inhofe:

I am writing to commend you both on your leadership on the critical issue of climate change. Wal-Mart takes climate change seriously and supports a national effort to reduce greenhouse gas emissions – enacting a well-designed cap-and-trade system. We applaud you and the bipartisan Senate leadership for bringing the Boxer-Lieberman-Warner Substitute to the Lieberman-Warner Climate Security Act, S. 2191, to the floor of the United States Senate.

In October 2005, Wal-Mart President and Chief Executive Officer Lee Scott announced three sustainability goals for the company: (1) to be supplied 100 percent by renewable energy; (2) to create zero waste; and (3) to sell products that sustain our resources and the environment. In addition to the company-wide goals described above, Wal-Mart also has committed: (1) to reduce greenhouse gas emissions at existing stores, Sam's Clubs and distribution centers by 20 percent by 2012; (2) to design and open a store prototype that is up to 30 percent more energy efficient by 2009; and (3) to increase the efficiency of our truck fleet 100 percent by 2015. These are just some of the efforts that resulted in Wal-Mart being recognized by the Alliance to Save Energy and others as an industry leader.

This experience in achieving low-cost energy savings and emissions reductions leads us to focus on the energy efficiency provisions in S. 2191. Wal-Mart believes that a properly designed system must involve consumers as part of the solution. Just as utilities might be able to generate emissions reduction credits through programs aimed at increasing the use of energy efficient appliances and through other promotional efforts meant to change consumer behavior, other sectors should be similarly encouraged to maximize the ability of consumers to reduce their carbon footprints. Retailers often have the greatest impact on consumer choice through promotion, display and, of course, pricing.

Therefore, we applaud your inclusion of the Super Efficient Equipment and Alliances Deployment (SEAD) Program in Section 822. We also would urge you to include a role for non-utility players like retailers in other provisions, such as the measures to assist low-income persons in Section 601 of the bill – retailers like

WAL★MART

Wal-Mart are well positioned to help consumers save money by reducing their energy costs since allowance value could be channeled to reduce prices on energy saving products. Retailers as well as local distribution companies can play this important role

We also support the Efficient Buildings Program in Section 812, which provides incentives to building owners to use best-in-class energy efficiency technologies and practices. We urge you to maintain, if not expand, incentives for non-utility players to invest in energy efficiency.

Furthermore, Wal-Mart believes that a key element of U.S. climate change policy should be to create incentives and encourage action by other countries, including large emitting economies in the developing world, to implement greenhouse gas reduction strategies. We support constructive diplomatic efforts to make all countries part of the solution. Therefore, we would not support measures that directly increase costs to consumers, such as the imposition of punitive trade barriers and tariffs.

We believe that a well-designed cap-and-trade system will foster competition, innovation, and business-to-business and business-to-consumer transactions. These outcomes will result in low-cost emission reductions and the creation of new "green" jobs through increased demand for new clean energy and energy saving technologies and services. Wal-Mart's efforts already are having this impact.

Wal-Mart's own environmental sustainability efforts are the right thing to do for our customers and our business. We will continue to provide greener products to customers at affordable prices and will continue to find ways to increase the efficiency of our operations. Wal-Mart is prepared to work with you and the Congress to enact meaningful legislation to slow, stop, and reverse the growth of greenhouse gas emissions.

Thank you again for your leadership.

Sincerely,

Ray Bracy
Senior Vice President
US Government Relations
Wal-Mart Stores, Inc.

Cc: The Honorable Harry Reid
The Honorable Mitch McConnell